CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2005 JUN 23 A 11:05
FICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

7 June 2005

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

05009212

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 May 2005 till 31 May 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs.

dlw 6/23

s/sec/adr/2005/adrltr-may.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaMall Trust Management Limited –		
(1) "Proposed Acquisition of Sembawang Shopping Centre"; and	3 May 2005	SGX-ST Listing Manual
(2) "CMT Signs Agreement to Acquire Sembawang Shopping Centre"		For Public Relations Purposes
Announcement by CapitaLand Commercial and Integrated Development Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under the S$1 billion Multicurrency Medium Term Note Programme"	3 May 2005	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Change in Senior Management"	3 May 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Appendix 3B - Distribution Reinvestment Plan"	4 May 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "2005 First Quarter Financial Statements Announcement"	5 May 2005	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's profit up by 43% to S$70 million for 1Q2005"	5 May 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides on CapitaLand 1Q2005 results"	5 May 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of Directors"	5 May 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Hampshire Residence Pte. Ltd."	5 May 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (a) CapitaLand Ningpo Holdings Pte. Ltd.; and (b) CapitaLand Ningpo (Commercial) Holdings Pte. Ltd."	5 May 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail Singapore Investments Pte. Ltd."	6 May 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Payment of Management Fee by way of issue of units in CapitaMall Trust"	6 May 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
News release by The Ascott Group Limited – "Ascott achieves increased presence and reputation in China, wins new Guangzhou Management Contract and two prestigious Awards"	9 May 2005	For Public Relations Purposes
Announcement and News Release by The Ascott Group Limited – (1) Announcement – "Appointment of Chief Financial Officer" (2) News release – "Ascott Announces Several Senior Appointments for its Expanded Operations"	11 May 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand establishes first Shari'ah compliant property joint venture with Bahrain-based Arcapita"	11 May 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of divestment of shares in PREMAS International Limited"	12 May 2005	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "New Indirect Associated Company – Somerset Salcedo Makati, Inc."	12 May 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Beijing Xin Jin Cheng Property Management Co., Ltd"	12 May 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Cessation of CL Moorgate Limited as a subsidiary"	13 May 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail (BJ1) Holdings Pte. Ltd."	13 May 2005	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – (a) "Participation agreements entered into by CapitaLand Retail (BJI) Holdings Pte. Ltd. and Rochor Investment Ltd, as participants and Oversea-Chinese Banking Corporation Limited and The Great Eastern Life Assurance Company Limited, as grantors" (b) Joint news release by CapitaLand Limited and Keppel Land - "CapitaLand and Keppel Land jointly sign agreements for participation in an increased interest in Bugis Junction"	13 May 2005	SGX-ST Listing Manual For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Change of Interest in Mekong-Hacota Joint Venture Co Ltd"	13 May 2005	For Public Relations Purposes
Announcements and News Release by CapitaLand Limited –		
(1) Announcement – "Key Management Changes"	16 May 2005	SGX-ST Listing Manual
(2) News release – "Management Changes at CapitaLand Group"		For Public Relations Purposes
Joint news release by CapitaLand Limited and Hwa Hong Corporation Limited – "RiverGate to be officially launched this weekend"	19 May 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Appointment of Additional Directors"	19 May 2005	For Public Relations Purposes

82 - 4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF SEMBAWANG SHOPPING CENTRE

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**Trustee**"), has on 30 April 2005 entered into a sale and purchase agreement (the "**Sale and Purchase Agreement**") with Ang Oon Hue Private Limited (the "**Vendor**") in respect of the proposed acquisition by CMT of Sembawang Shopping Centre (the "**Property**") (being the whole of Lots 669, 989 and 991 of Mukim 19 together with the building erected thereon and the plant and equipment relating thereto), a leasehold estate of 999 years commencing from 26 March 1885. The purchase price of the Property is S$78.0 million in cash and the Sale and Purchase Agreement was negotiated on a willing-buyer and willing-seller basis.

The purchase price of the Property is supported by an independent valuation from CB Richard Ellis (Pte) Ltd ("**CBRE**"). In addition, CMT is expected to incur estimated acquisition costs of approximately S$0.9 million in connection with the acquisition of the Property. The purchase price and acquisition costs of the Property will be funded through additional borrowings.

Sembawang Shopping Centre

The Property is situated along Sembawang Road and is located at 604 Sembawang Road, Singapore 758459. It comprises a five-storey retail podium (including one basement level), a five-storey residential block comprising 48 studio apartments and a multi-storey carpark with two basements and five upper decks containing approximately 240 car park lots.

Over the years, the Property has undergone several upgrading exercises. The land area of the Property is 100,315 square feet ("**sq ft**") and the gross floor areas of the retail and the residential components of the Property are approximately 152,700 sq ft and 45,300 sq ft respectively.

As at February 2005, the retail component has approximately 70 tenants including Giant Hypermart, Taste of Thailand and Burger King, with total net lettable area of approximately 98,000 sq ft. The majority of the income from the Property is derived from the retail component.

Rationale for the Proposed Acquisitions

The acquisition of the Property is in line with CMT's investment strategy of investing in income-producing retail malls. The acquisition will diversify and enlarge CMT's property portfolio and enhance returns to CMT's unitholders. The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities for asset enhancements and retail tenancy-mixing at the Property and thereby improve its gross revenue and net property income. The acquisition of the Property would be yield-accretive for CMT.

Principal Terms of the Sale and Purchase Agreements

The completion of the acquisition under the Sale and Purchase Agreement is conditional upon, *inter alia*, the Vendor obtaining the approval of the head lessor under one of the state leases for, *inter alia*, the sale of the Property to the Trustee (as trustee of CMT).

Valuation of the Property

The valuation report of CBRE dated 28 April 2005 was prepared in accordance with instructions issued by the Trustee. The Property was valued at S$79.0 million by CBRE. The valuation was prepared using the capitalisation approach, the discounted cash flow analysis and the direct comparison method.

Other Information

No person is proposed to be appointed as a director of the Manager in connection with the proposed acquisition of the Property or any other transaction contemplated in relation to any of the proposed acquisition of the Property.

Based on information available to the Manager, none of the directors of the Manager or the substantial unitholders of CMT has any interest, direct or indirect, in the proposed acquisition of the Property.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
as Manager of CapitaMall Trust

Michelle Koh
Company Secretary
3 May 2005

Important Notice

The value of units in CMT ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

News Release

3 May 2005
For Immediate Release

CMT signs agreement to acquire Sembawang Shopping Centre

Another yield accretive acquisition in line with plan to grow asset size locally to S$4-$5 billion

Singapore, 3 May 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has entered into a sale and purchase agreement with Ang Oon Hue Private Limited, to acquire Sembawang Shopping Centre, a 999 year leasehold property, for approximately S$78.0 million. The transaction, which is yield accretive to unitholders, is expected to be completed by June 2005.

This is CMT's second yield accretive acquisition announced within two weeks and is in line with plans to grow property portfolio size locally to S$4-5 billion in the next three years. On 22 April 2005, CMT announced the acquisition of 92.4% (64,745 sq ft) of the strata area of Hougang Plaza for approximately S$39.2 million. Together, Sembawang Shopping Centre and Hougang Plaza, are worth a total of S$117.2 million. With an average property yield of 5.4% for the two properties, it provides yield accretion to unitholders when compared against CMT's annualised distribution yield of 4.6%, based on CMT's closing unit price of S$2.18 as at 29 April 2005. Both transactions will be financed through additional borrowings.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are able to secure yield accretive acquisitions which fit our investment profile by taking advantage of our highly competitive cost of capital. In addition, our scale and professional retail management capabilities place us in a competitive position to deliver enhanced results. Moving forward, CMT will continue to pursue yield accretive acquisition opportunities with growth potential so as to provide sustainable growth for unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "Sembawang Shopping Centre, with its excellent fundamentals, is a good fit with our existing portfolio of five malls. This acquisition will augment our local presence by extending our footprint into the northern heartlands. The mall also offers substantial potential for further value creation through asset enhancements and tenancy remix. The acquisition of Sembawang Shopping Centre and Hougang Plaza are expected to contribute

positively to unitholders by enhancing earnings in the near term and generating attractive growth in the long run."

Sembawang Shopping Centre, a retail cum residential development, is located along Sembawang Road and is approximately five minutes' drive from both the Sembawang and Yishun Mass Rapid Transit stations. Completed in 1997, it has a five-level retail podium (including one basement level), a five-storey residential block (comprising 48 studio apartments) and a multi-storey carpark with two basements and five upper decks (comprising 240 lots). Following the latest repositioning exercise in 2002/2003, the retail component of the Sembawang Shopping Centre is now positioned as a one-stop family oriented necessity mall catering to the local residents. It is anchored by Giant hypermarket, and major tenants include Taste of Thailand, Burger King and Sakae Sushi. Currently, the mall enjoys almost full occupancy. The majority of the income of the Sembawang Shopping Centre is derived from the retail component.

Summary of Property Details

Tenure	999 years wef 26 March 1885
Site Area (sq ft)	100,315
Permissible Plot Ratio	1.97
Permissible Gross Floor Area (sq ft)	152,731 (Retail) 45,267 (Residential)
Net Lettable Area (sq ft)	97,719 (Retail)
Number of Tenants	70 (Retail)
Number of Units	48 (Residential)
Carpark Lots	240
Valuation (as at 28 April 2005)	S$79.0 million

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of five major shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan The IT Mall, IMM Building, and Plaza Singapura. With a market capitalisation of S$2.6 billion as at 29 April 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED
(REGN. NO.: 197801869H)

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Singapore Exchange Securities Trading Limited Listing Manual, CapitaLand Commercial and Integrated Development Limited (the "Company") wishes to announce the following interest payment in respect of Floating Rate Notes Series 002 (the "Notes") issued under the Company's Multicurrency Medium Term Note Programme:

Principal Amount of Notes	:	S$30 million
Interest Period	:	From 10 November 2004 to 10 May 2005
Interest Amount	:	S$3,644.97 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	10 May 2005
Record Date	:	5 p.m. on 3 May 2005
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #07-00 Tampines Junction Singapore 529653

By Order of the Board

Michelle Koh Chai Ping
Company Secretary
3 May 2005

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

CHANGE IN SENIOR MANAGEMENT

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the resignation of Mr Stanley Ling as Chief Financial Officer of the Company effective from 3 May 2005.

The Board of Directors would like to record its appreciation to Mr. Stanley Ling for his contributions to the Company and wishes him well in his future endeavours

By Order of the Board
Shan Tjio
Company Secretary
3 May 2005

82 - 4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

4 May 2005

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

APPENDIX 3B
DISTRIBUTION REINVESTMENT PLAN

Please find attached an Appendix 3B - New Issue Announcement for new stapled securities to be issued on 4 May 2005 under the Australand Property Group Distribution Reinvestment Plan in relation to the March 2005 quarter distribution.

Yours faithfully

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australand Property Group (comprising Australand Holdings Limited ("ALZ") and Australand Property Trust ("APT")).

ABN

ALZ (ABN 12 008 443 696); APT (ARSN 106 680 424).

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Stapled Securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,684,874
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Each Stapled Security comprises one ordinary share in ALZ and one ordinary unit in APT.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$1.62 per Stapled Security.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Australand Property Group Distribution Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 May 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	872,870,322	Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,265,250	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Australand Property Group's current policy is that 100% of APT's distributable earnings and approximately between 80% and 90% of ALZ's profits will be distributed.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A.
27	If the entity has issued options, and the terms entitle option-holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 May 2005
(Company secretary)

Print name: PHIL MACKEY

== == == == ==

+ See chapter 19 for defined terms.

82 - 4507

Embargoed for release till 5.05 pm, 5 May 2005

CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2005 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2005 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) **Income Statement**

	Group 1Q 2005 S$'000	1Q 2004 S$'000 (Restated)	% Change
Revenue	**904,871**	**768,375**	**17.8**
Cost of sales	(646,229)	(529,541)	22.0
Gross profit	258,642	238,834	8.3
Other operating income	48,222	60,665	(20.5)
Administrative expenses	(147,740)	(134,643)	9.7
Other operating expenses	(1,389)	(21,642)	(93.6)
Profit from operations	**157,735**	**143,214**	**10.1**
Finance costs	(66,270)	(64,616)	2.6
Share of results of:			
- associates	29,761	14,362	107.2
- joint ventures	(1,039)	15,405	NM
- partnerships	1,052	-	NM
	29,774	29,767	NM
Profit before taxation	121,239	108,365	11.9
Taxation	(29,444)	(37,419)	(21.3)
Profit after taxation	91,795	70,946	29.4
Attributable to:			
Minority interests (MI)	21,790	22,050	(1.2)
Equity holders of the Company ("PATMI")	**70,005**	**48,896**	**43.2**
	91,795	70,946	29.4

NM : Not meaningful.

Note : The comparative profit and loss account ("P/L") for 1Q 2004 have been restated to take into account the retrospective adjustments relating to FRS 102 - Share-based Payment. Please see Item 4 for details.

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were only put through in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period P/L, 1Q 2004 P/L is also restated to account for the FRS 103 adjustments in the period in which they occurred.

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	Group		
	1Q 2005 S$'000	**1Q 2004 S$'000 (Restated)**	**% Change**
Other Operating Income	**48,222**	**60,665**	**(20.5)**
Investment income	160	25,243	(99.4)
Other income including interest income and portfolio gains	46,069	32,489	41.8
Foreign exchange gain	1,993	2,933	(32.0)
Other Operating Expenses	**(1,389)**	**(21,642)**	**(93.6)**
Impairment in value of assets	-	(625)	NM
Reduction in value of investment	-	(19,446)	NM
Others	(1,389)	(1,571)	(11.6)
Administrative Expenses	**(147,740)**	**(134,643)**	**9.7**
Included in Administrative Expenses:-			
Depreciation and amortisation	(25,367)	(23,329)	8.7
Provision for doubtful debts and bad debts	(2,158)	(705)	206.1

Investment Income

1Q 2005's investment income of $0.2 million came from Mori Crown in Hong Kong. In 1Q 2004, the investment income of $25.2 million came mainly from the special dividend of $24.3 million received from our investment in listed Sea View Hotel Ltd ("Seaview").

Other Income including interest income and portfolio gains

1Q 2005's other income of $46.1 million was higher than the $32.5 million recorded in the corresponding period last year. This was mainly due to a dilution gain of $6.9 million recorded in this quarter as a result of a slight reduction in the Group's equity interest in Australand Property Group arising from a dividend reinvestment program in February 2005 which was not participated by the Group. The higher 1Q 2005's other income was also due to the inclusion of changes in fair values of derivatives amounting to $4.6 million accounted for under the new FRS 39 on financial instruments.

Foreign exchange gain

The foreign exchange gain of $2.0 million was mainly due to the revaluation gain of loans denominated in US$, as a result of the weakening of US$ against S$ in this quarter.

Other Operating Expenses

Other operating expenses in 1Q 2005 at $1.4 million was lower than $21.6 million in 1Q 2004 as 1Q 2004 included a provision to reduce the Group's carrying cost for its investment in Seaview following the special dividend paid out by Seaview which in effect reduced its net tangible assets.

Administrative Expenses

Administrative expenses for 1Q 2005 were $147.7 million, about $13.1 million or 9.7% higher than 1Q 2004. This was mainly due to 3 months' consolidation of Citadines and APWT 3's expenses as well as higher provision for doubtful debts.

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement (cont'd)**

Taxation expense

Tax expense for 1Q 2005 at $29.4 million was $8.0 million lower than 1Q 2004's tax expense of $37.4 million. This was mainly due to higher proportion of operating profits from China in this quarter which were taxed at concessionary tax rates compared to higher operating profits from Singapore in 1Q 2004 which were taxed at a higher rate. In addition, there was also higher non-taxable profits in Australia for the current quarter.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of under-provision of tax in respect of prior years included in the Group's tax charge for the 1Q 2005 is $1.0 million (1Q 2004 : over-provision of $0.9 million).

Gain on sale of investments	**$M**
Sale of Lippo Tower 2 #18-06 to 08	2.3
Sale of investments in Vista Medical Management Inc	1.1
Sale of an investment property by APG	1.1
Total Group's share of gain after tax & MI for 1Q 2005	**4.5**

1(b)(i) **Balance Sheet**

As at 31/03/2005 vs 31/12/2004

	Group			Company		
	31/03/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change	31/03/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change
Non-Current Assets						
Property, Plant & Equipment	1,365,943	1,379,624	(1.0)	1,253	1,433	(12.6)
Intangible Assets	65,537	64,669	1.3	-	-	-
Investment Properties	4,202,525	4,237,498	(0.8)	-	-	-
Properties Under Devt	368,569	164,124	124.6	-	-	-
Interests in Subsidiaries	-	-	-	4,765,679	4,873,383	(2.2)
Interests in Associates, Joint Ventures and Partnerships	3,733,201	3,758,612	(0.7)	-	-	-
Other Assets	353,537	323,112	9.4	313	213	46.9
	10,089,312	**9,927,639**	**1.6**	**4,767,245**	**4,875,029**	**(2.2)**
Current Assets	**6,646,716**	**7,296,669**	**(8.9)**	**1,406,153**	**1,667,924**	**(15.7)**
Devt Properties for Sale	*4,143,228*	*4,270,850*	*(3.0)*	-	-	-
Trade & Other Receivables	*953,725*	*1,089,915*	*(12.5)*	*572,117*	*762,954*	*(25.0)*
Cash & Cash Equivalents	*1,532,746*	*1,917,722*	*(20.1)*	*834,036*	*904,970*	*(7.8)*
Other Current Assets	*17,017*	*18,182*	*(6.4)*	-	-	-
Less: Current Liabilities	**3,752,508**	**4,516,485**	**(16.9)**	**861,820**	**1,129,843**	**(23.7)**
Trade & Other Payables	*1,605,165*	*1,950,249*	*(17.7)*	*270,428*	*236,842*	*14.2*
Short-Term Borrowings	*1,972,457*	*2,366,023*	*(16.6)*	*591,392*	*893,001*	*(33.8)*
Other Current Liabilities	*174,886*	*200,213*	*(12.7)*	-	-	-
Net Current Assets	**2,894,208**	**2,780,184**	**4.1**	**544,333**	**538,081**	**1.2**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,845,688	4,830,835	0.3	473,656	483,554	(2.0)
Other Non-Current Liabilities	477,067	461,842	3.3	645,390	796,657	(19.0)
	5,322,755	**5,292,677**	**0.6**	**1,119,046**	**1,280,211**	**(12.6)**
	7,660,765	**7,415,146**	**3.3**	**4,192,532**	**4,132,899**	**1.4**
Representing:						
Share Capital	2,558,393	2,524,795	1.3	2,558,393	2,524,795	1.3
Reserves	2,918,552	2,836,254	2.9	1,634,139	1,608,104	1.6
Share Capital and Reserves	5,476,945	5,361,049	2.2	4,192,532	4,132,899	1.4
Minority Interests	2,183,820	2,054,097	6.3	-	-	-
	7,660,765	**7,415,146**	**3.3**	**4,192,532**	**4,132,899**	**1.4**

Note : The comparative balance sheet for 1Q 2004 has been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment, as well as revenue recognition policy for sale of residential development properties in Australia. Please see Item 4 for details.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group		
	As at 31/03/2005 S$'000	As at 31/12/2004 S$'000	As at 31/03/2004 S$'000 (Restated)
Amount repayable in one year or less, or on demand:-			
Secured	378,703	505,865	621,268
Unsecured	1,593,754	1,860,158	1,892,832
Sub-Total 1	**1,972,457**	**2,366,023**	**2,514,100**
Amount repayable after one year:-			
Secured	2,193,811	1,906,877	2,405,064
Unsecured	2,651,877	2,923,958	3,420,094
Sub-Total 2	**4,845,688**	**4,830,835**	**5,825,158**
Total Debt	**6,818,145**	**7,196,858**	**8,339,258**
Less : Cash and cash equivalents	(1,532,746)	(1,917,722)	(1,966,888)
Net Debt	**5,285,399**	**5,279,136**	**6,372,370**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 31/03/2005 totalling to about $1,532.7 million included approximately $1,061.7 million in fixed deposits and approximately $180.6 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

1(c) Consolidated Cash Flow Statement

	Group	
	1Q 2005 $'000	1Q 2004 $'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	121,239	108,365
Adjustments for :		
Amortisation and write off of:		
- Intangible assets	273	106
- Leasehold investment property	446	31
(Write-back)/Allowance for:		
- Foreseeable losses on development properties for sale	(6,126)	-
- Non-current portion of financial assets	14	19,446
- Share-based expenses	2,235	106
- Changes in fair value of financial instruments and hedge items	(4,585)	-
Non-current employee benefits	(166)	325
Depreciation of property, plant and equipment	24,672	22,603
(Gain)/Loss on disposal/Write off of property, plant and equipment	(103)	191
Gain on disposal of investment properties	(4,068)	(625)
Write-down in value of an investment property	-	625
Gain on disposal of non-current financial assets	(1,601)	-
Gain on disposal/dilution of subsidiaries	(6,864)	(3,398)
Share of results of associates, joint ventures and partnerships	(29,774)	(29,767)
Accretion of deferred income	(690)	(1,345)
Interest expense	66,270	64,616
Interest income	(23,143)	(18,960)
	16,790	**53,954**
Operating profit before working capital changes	**138,029**	**162,319**
Decrease/(Increase) in working capital		
Inventories, trade and other receivables	54,223	(129,729)
Development properties for sale	303,295	(131,156)
Trade and other payables	(202,061)	(57,782)
Amount due from related corporations	(6,140)	(465)
Financial assets	(1)	52,696
	149,316	**(266,436)**
Cash generated from/(used in) operations	**287,345**	**(104,117)**
Income tax paid	(50,872)	(42,440)
Customer deposits and other non-current payables refunded	(304)	2,218
Net cash generated from/(used in) Operating Activities	**236,169**	**(144,339)**

1(c) **Consolidated Cash Flow Statement (cont'd)**

	Group	
	1Q 2005 $'000	1Q 2004 $'000 (Restated)
Cash Flows from Investing Activities		
Purchase of property, plant & equipment	(17,905)	(10,902)
Proceeds from disposal of property, plant & equipment	245	99
Decrease/(Increase) in associates, joint ventures and partnerships	16,425	(904)
(Increase)/Decrease in amounts owing by investee companies and other non-current receivables	(7,971)	5,357
Acquisition of investment properties and properties under development	(24,341)	(27,044)
Proceeds from disposal of investment properties	70,818	-
Proceeds from disposal of non-current financial assets	4,425	7,481
Dividends received from associates, joint ventures, partnerships and other investments	30,395	15,616
Disposal of subsidiaries (net)	8,137	131,910
Acquisition of remaining interest in a subsidiary	(5,489)	-
Interest income received	10,283	6,674
Net cash generated from Investing Activities	**85,022**	**128,287**
Cash Flows from Financing Activities		
Proceeds from issue of shares under share option plan	15,304	1,653
Repayment of loans from related corporations	(395)	(386)
Proceeds from loans from minority shareholders	225	14,033
Contribution from minority shareholders	66,461	1,465
Repayment of proceeds from sales of future receivables	(290,749)	-
Proceeds from terms loans	145,598	1,125,508
Repayment of term loans	(499,902)	(459,854)
Proceeds from debt securities	-	36,449
Repayment of debt securities	(29,234)	(117,750)
Repayment of finance lease payables	(849)	-
Dividends paid to minority shareholders	(35,262)	(34,601)
Interest expense paid	(64,679)	(66,766)
Net cash (used in)/generated from Financing Activities	**(693,482)**	**499,751**
Net (decrease)/increase in cash and cash equivalents	**(372,291)**	**483,699**
Cash and cash equivalents at beginning of the year	1,904,831	1,475,766
Effect of exchange rate changes on cash balances held in foreign currencies	(5,962)	2,727
Cash and cash equivalents at end of the period	**1,526,578**	**1,962,192**

Note : The comparative group cashflow statement for 1Q 2004 has been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment, as well as revenue recognition policy for sale of residential development properties in Australia. Please see Item 4 for details.

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were only put through in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period cashflow statement, 1Q 2004 cashflow statement is also restated to account for the FRS 103 adjustments in the period in which they occurred.

CAPITALAND LIMITED
2005 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity

As at 31/03/2005 vs 31/03/2004 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 1/01/2004												
As previously reported	2,517	3,429	102	4	90	7	(12)	(72)	-	6,065	2,032	8,097
Effect of change in accounting policy						(1)		(23)		(24)	(22)	(46)
Effect of adopting FRS 102								^	3	3	^	3
As restated	**2,517**	**3,429**	**102**	**4**	**90**	**6**	**(12)**	**(95)**	**3**	**6,044**	**2,010**	**8,054**
Effect of adopting FRS 103							12	15		27	12	39
Profit for 1Q 2004								49		49	22	71
Issue of shares under Share Option Plan	2	^								2	-	2
Capital contribution from MI										-	1	1
Dividend paid to MI										-	(34)	(34)
Transfer to revenue reserve			(6)					6		-	-	-
Foreign currency translation differences										-	35	35
Others			(3)		(1)	1				(3)	2	(1)
Balance as at 31/03/2004	**2,519**	**3,429**	**93**	**4**	**89**	**7**	**-**	**(25)**	**3**	**6,119**	**2,048**	**8,167**
Balance as at 1/01/2005												
As previously reported	2,525	2,545	96	3	56	(21)	-	179	-	5,383	2,079	7,462
Effect of change in accounting policy						(3)		(29)		(32)	(26)	(58)
Effect of adopting FRS 102								1	9	10	1	11
As restated	**2,525**	**2,545**	**96**	**3**	**56**	**(24)**	**-**	**151**	**9**	**5,361**	**2,054**	**7,415**
Effect of adopting FRS 39						17		(42)	9	(16)	(6)	(22)
Profit for 1Q 2005								70		70	22	92
Issue of shares under Share Option Plan	11	4							^	15	-	15
Issue of shares under Performance Share Plan	1									1	-	1
Conversion of convertible bonds	21	24	(3)							42	-	42
Net fair value change on cash flow hedge									16	16	1	17
Cost of share based payment									1	1		1
Capital contribution from MI										-	66	66
Dividend paid to MI										-	(35)	(35)
Acquisition/ (disposal) of subsidiary										-	60	60
Foreign currency translation differences						(14)				(14)	22	8
Others						^			^	1	-	1
Balance as at 31/03/2005	**2,558**	**2,573**	**93**	**3**	**56**	**(20)**	**-**	**179**	**35**	**5,477**	**2,184**	**7,661**

^ Less than $1.0 million.

1(d)(i) **Statement of Changes in Equity (cont'd)**

As at 31/03/2005 vs 31/03/2004 – COMPANY

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Other Res.*	Total
Balance as at 1/01/2004										
As previously reported	2,517	2,161	30	^	-	-	-	186	-	4,895
Effect of adopting FRS 102								^	2	2
As restated	2,517	2,161	30	^	-	-	-	186	2	4,897
Profit for 1Q 2004								123		123
Issue of shares under Share Option Plan	2	^								2
Balance as at 31/03/2004	2,519	2,161	30	^	-	-	-	309	2	5,022
Balance as at 1/01/2005										
As previously reported	2,525	1,277	30	^	-	-	-	292	-	4,124
Effect of adopting FRS 102								2	7	9
As restated	2,525	1,277	30	^	-	-	-	294	7	4,133
Profit for 1Q 2005								1		1
Issue of shares under Share Option Plan	11	4							^	15
Issue of shares under Performance Share Plan	1							1		2
Conversion of convertible bonds	21	24	(3)							42
Balance as at 31/03/2005	2,558	1,305	27	^	-	-	-	296	7	4,193

^ Less than $1.0 million.

1(d)(ii) **Details of any changes in the Company's issued share capital**

Issued Share Capital

As at 31/03/2005, the issued and fully paid-up share capital of the Company was $2,558,393,344 (31/03/2004 : $2,518,932,733) divided into 2,558,393,344 (31/03/2004 : 2,518,932,733) ordinary shares of $1 each. Movements in the Company's issued share capital during 1Q 2005 are as follows:

	$
As at 01/01/2005	2,524,795,481
Issue of shares under CapitaLand Share Option Plan	10,906,133
Issue of shares under CapitaLand Performance Share Plan	1,535,000
Issue of shares upon conversion of convertible bonds	21,156,730
As at 31/03/2005	**2,558,393,344**

Share Options

As at 31/03/2005, there were 90,958,416 (31/03/2004 : 89,820,004) unissued shares under options. Movements in the number of outstanding share options during 1Q 2005 are as follows:

As at 01/01/2005	80,795,569
Granted during 1Q 2005	21,299,800
Cancelled/Lapsed during 1Q 2005	(230,820)
Exercised during 1Q 2005	(10,906,133)
As at 31/03/2005	**90,958,416**

1(d)(ii) **Details of any changes in the Company's issued share capital (con't)**

Performance Shares

As at 31/03/2005, there were 5,019,300 (31/03/2004 : 3,650,000) performance shares outstanding under conditional awards. Awards granted are only released when the pre-determined targets are achieved. Movements in the number of outstanding performance shares conditionally awarded during 1Q 2005 are as follows:

As at 01/01/2005	6,836,700
Issued during 1Q 2005	(1,535,000)
Cancelled/Lapsed during 1Q 2005	(282,400)
As at 31/03/2005	**5,019,300**

Convertible Bonds

As at 31/03/2005, there are existing $337.75 million convertible bonds due 2007 issued by the Company which are convertible into 169,128,693 (31/03/2004 : 162,685,161) new ordinary shares at the adjusted conversion price of $1.9970 (31/03/2004 : $2.3358) per new ordinary share.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

4(a) **Adoption of New & Revised Financial Reporting Standards**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2004, except for the adoption of the following new Financial Reporting Standards (FRS) that became effective for financial years beginning on or after 1 January 2005:

4(a)(i) **FRS 39 - Financial Instruments : Recognition and Measurement**

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 January 2005. Subject to year-end audit, the adjustments are as follows:-

	Increased/(Decreased) by
Retained Earnings	($42,015,000)
Minority Interests	($6,008,000)
Available for Sale Reserve	$23,429,000
Hedging Reserve	($15,002,000)
Foreign Currency Translation Reserve	$16,658,000
Other Payables (mainly Derivative Liabilities)	$46,728,000
Other Assets	$23,790,000

4(a)(ii) **FRS 102 - Share-based Payment**

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and certain of its subsidiaries currently have share-based incentive plans such as Share Option Plan, Performance Share Plan and/or Restricted Stock Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested at 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 are restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates computed using the Enhanced Trinomial/Lattice Valuation Model, adjusted by the incremental value, if any, arising from modifications to the plans. Subject to year-end audit, the financial impact on the Group arising from the adoption of FRS 102 is as follows:

	Increased/(Decreased) by
Net profit for comparative quarter 1Q 2004	$315,000
Net profit for current quarter 1Q 2005	($1,293,000)
Opening Retained Earnings as at 1 January 2004	($135,000)
Opening Retained Earnings as at 1 January 2005	$546,000
Equity Compensation Reserve as at 1 January 2004	$2,719,000
Equity Compensation Reserve as at 1 January 2005	$9,131,000
Other Payables (Provision for Performance Shares)	($10,153,000)

There is also no material impact on both the basic and the fully diluted earnings per share for 1Q 2004 arising from the said adoption of FRS 102.

4(a)(iii) **Other Improvements to FRS applicable from 1 January 2005**

Apart from FRS 39 and FRS 102, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1 : Presentation of Financial Statements, with the 2004 comparatives restated to conform with current year's presentation.

4(b) **Revenue Recognition Policy for Sale of Residential Development Properties in Australia**

Australand Property Group ("APG"), a subsidiary of the Group in Australia, had previously recognised revenue and income in respect of pre-sold residential units and land subdivision using the percentage of completion method. This is consistent with CapitaLand Group's accounting policy.

With effect from 1 January 2005, Australian companies have adopted the Australian equivalent of the International Financial Reporting Standards ("IFRS"). Based on the guidance given by the International Financial Reporting Interpretation Committee ("IFRIC"), Australian companies can only recognise revenue and profits on settlement basis in respect of sale of development properties. Accordingly, APG would have to make certain retrospective adjustments which will impact CapitaLand Group's comparative numbers for 2004 and opening balances for 2005.

4(b) **Revenue Recognition Policy for Sale of Residential Development Properties in Australia (cont'd)**

As APG is required to release their results half-yearly, we will make the necessary retrospective adjustments to CapitaLand Group's 2004 profit and loss account in our half-year results announcement. In respect of opening balances for 2005, we have preliminarily assessed the following financial impact, subject to the finalised numbers from APG and year-end audit:

Opening retained earnings as at 1 January 2004	: Decreased by $23,365,000
Opening retained earnings as at 1 January 2005	: Decreased by $29,093,000

Certain balance sheet items as at 31 December 2004 have also been preliminarily restated as follows:

	Restated to:	Previously reported:
Development properties for sale	$4,270,850,000	$4,062,370,000
Trade and other receivables	$1,089,915,000	$1,415,355,000
Deferred taxation	$48,621,000	$73,386,000

Besides Australia, the Group has development properties for sale in other countries, mainly Singapore and China. The position taken by IFRIC on revenue recognition on a settlement basis has been brought to the attention of the regulatory and/or accounting standards setting authorities concerned. Pending any decision by them, the Group will continue to apply the revenue recognition policy based on percentage of completion method for projects outside Australia.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please see Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for 1Q 2005 is 2,533.5 million (1Q 2004 : 2,517.8 million).

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $2.35, the market share price of the Company as at 31/03/2005, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 1Q 2005 is 2,739.7 million (1Q 2004 : 2,532.6 million).

		Group	
		1Q 2005	1Q 2004 (Restated)
6(a)	EPS based on weighted average number of ordinary shares in issue	2.8 cents	1.9 cents
6(b)	EPS based on fully diluted basis	2.7 cents	1.9 cents

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group		Company	
	31/03/2005	31/12/2004 (Restated)	31/03/2005	31/12/2004 (Restated)
NAV per ordinary share	$2.14	$2.12	$1.64	$1.64
NTA per ordinary share	$2.12	$2.10	$1.64	$1.64

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	1Q 2005 (3 mths)	1Q 2004 (3 mths) (Restated)
Revenue	904.9	768.4
EBIT	187.5	173.0
Finance costs	(66.3)	(64.6)
PBT	121.2	108.4
PATMI (Profit attributable to shareholders)	70.0	48.9

1Q 2005 vs 1Q 2004

The Group made a strong start this year. Profit after tax and minority interests ("PATMI") achieved for this quarter increased 43.2% to $70.0 million, compared to $48.9 million recorded in the corresponding period a year ago.

The increased profitability was achieved despite the loss of contributions from assets divested in 2004 such as 268 Orchard Road, Scotts Shopping Centre & The Ascott Singapore and 11 floors of Shinjuku Square Tower, as well as reduced share of profits from properties injected into Reits, namely the 7 commercial properties which were injected into CapitaCommercial Trust ("CCT") in May 2004 and Plaza Singapura which was sold to CapitaMall Trust ("CMT") in August 2004. The Group was able to compensate this loss of contributions through higher asset and fund management fees, interest savings due to utilisation of divestment proceeds to repay loans, improved operating performances from our hospitality business, and most of all, from the continuing strong contributions by our residential sector. Accordingly, the Group was able to maintain operating profits at the same level as 1Q 2004.

Earnings before interest and tax ("EBIT") for 1Q 2005 were $187.5 million, about $14.5 million or 8.4% higher than 1Q 2004. The higher EBIT was mainly due to a dilution gain of $6.9 million arising from a slight reduction in the Group's equity interest in Australand Property Group, as well as a write-back of $6.4 million for provisions no longer required.

Finance costs for 1Q 2005 were $66.3 million, about the same level as 1Q 2004. The reduction in interest expense from the repayment of borrowings was offset by the consolidation of interest expense from Citadines which became a subsidiary in October 2004.

Tax expense for this quarter was lower by $8.0 million compared to 1Q 2004 due mainly to higher proportion of operating profits from China in this quarter which were taxed at concessionary tax rates, as well as higher non-taxable profits in Australia.

The maintenance of operating profits, dilution gain, write-back in provision and lower tax all helped to boost the bottomline profit of the Group to $70.0 million for 1Q 2005.

On revenue, the Group recorded $904.9 million for 1Q 2005. This was $136.5 million or 17.8% higher than the corresponding period in 2004. The increased revenue was mainly due to higher residential sales in China, Australia and Singapore, consolidation of Citadines' revenue, as well as improved occupancy and room rates in our hospitality business.

Overseas revenue at $617.2 million accounted for 68.2% of group revenue, up from 60.4% a year ago. Overseas EBIT at $126.7 million also increased to 67.6% of group EBIT from 50.1% in 1Q 2004. The Group is on course to achieve the 75% target set for overseas revenue and profit by 2007.

8. **Review of the performance of the group (cont'd)**

Net debt stood at $5.3 billion, about the same level as December 2004. However, this was a significant reduction of $1.1 billion compared to March 2004. The reduction in borrowings was mainly due to loan repayments largely from divestment proceeds. As such, the group's debt-equity ratio was reduced to 0.69 compared to 0.78 a year ago. This was achieved despite a reduction of $886 million in the equity base which arose from the successful launch of CapitaCommercial Trust. As at end March 2005, the Group's net tangible assets stood at $2.12 per share.

Segment Performance

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

Revenue for 1Q 2005 was $34.2 million. This was lower than 1Q 2004 by $36.5 million or 51.6%. The decrease was largely due to the deconsolidation of revenue from the 7 properties under CapitaCommercial Trust ("CCT") as CCT became an associate in May 2004, sale of 268 Orchard Road (March 2004) and Canary Riverside apartments (April 2004), as well as lower construction income from One George Street project.

EBIT for 1Q 2005 of $30.5 million was also lower by 37.5% due to our reduced stake in CCT's properties, lower contributions from some of our commercial properties and lower construction income from One George Street project, but partially offset by higher management fee income.

Retail SBU: CapitaLand Retail Limited ("CRTL")

Revenue for 1Q 2005 was $8.8 million compared to $26.0 million in 1Q 2004. The decrease was mainly due to the deconsolidation of Plaza Singapura following its sale to CapitaMall Trust ("CMT") in August 2004 and lower project management fee for asset enhancement works in Junction 8. In tandem, 1Q 2005 EBIT of $11.5 million was lower than 1Q 2004 EBIT of $18.9 million due largely to loss of contribution from Plaza Singapura but partially offset by higher share of profit from CMT.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL's 1Q 2005 revenue saw a significant jump of 60.6% from $7.9 million in 1Q 2004 to $12.7 million. CFL's fund management fees rose with the increase in assets under management ("AUM") from S$5.1 billion as at March 2004 to S$6.3 billion currently. The growth in AUM was largely due to the acquisition of Plaza Singapura by CapitaMall Trust and the acquisition of a second retail mall by CapitaRetail Japan Fund. Also contributing to the revenue increase were structuring and advisory fees from real estate financial deals in Malaysia and Hong Kong.

Similarly, EBIT for this quarter at $10.9 million was significantly higher than the EBIT of $3.9 million recorded for 1Q 2004. This was due to the higher revenue as well as higher contributions from associates and unrealized foreign exchange gain.

Residential SBU: CapitaLand Residential Limited ("CRL")

1Q 2005 revenue of $541.6 million was $114.9 million or 26.9% higher than 1Q 2004, due to higher sales from China, Australia and Singapore operations. EBIT for 1Q 2005 was $90.5 million, higher than 1Q 2004 by $20.8 million or 29.9%. This was mainly contributed by higher sales from China projects while maintaining strong margins.

In Singapore, The Waterina condominium obtained Temporary Occupation Permit in January 2005. In the first quarter of 2005, CRL completed an agreement to acquire a 90% stake in Ghim Li Property Pte Ltd, which owns a 6,519 square metre site located in Tanjong Rhu. CRL plans to build a riverfront condominium on the site.

In China, CRL acquired a prime site for mixed development in Dongcheng District, Beijing. It plans to build a mixed development project, which comprises a high-rise apartment block, office tower and retail podium, over the next three to five years.

Serviced Residences SBU: The Ascott Group ("Ascott")

Revenue for 1Q 2005 accelerated 97.4% from $50.5 million in 1Q 2004 to $99.7 million in 1Q 2005. The increase was mainly attributable to the growth and expansion in Ascott's serviced residence segment, partly offset by lower revenue from the retail sector as Scotts Shopping Centre ("SSC") was divested in September 2004.

Despite the loss of contribution from SSC and a charge of $2.3 million arising from the adoption of new FRS 39, EBIT for 1Q 2005 was $17.5 million, about 5.1% higher than 1Q 2004. This was achieved on the back of better performances from serviced residences in China and Australia, as well as higher contributions from Europe due to Ascott's increased stake in Citadines chain.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue for 1Q 2005 of $181.1 million was $15.2 million or 9.2% higher than 1Q 2004. The increase in EBIT was even higher at 83.1% from $11.4 million recorded in 1Q 2004 to $20.8 million achieved in the current quarter. The improvement in revenue and earnings was mainly contributed by the group-wide increase of 3.8% in room occupancy and higher average room rates, various sales and marketing initiatives that the SBU has successfully implemented, new income contributions from management contracts secured earlier, as well as successful cost management that resulted in better flow through to profits.

Property Services SBU: PREMAS

1Q 2005's revenue of $34.4 million was $2.5 million or 7.7% higher than 1Q 2004. This was due to higher volume of project works. However, EBIT at $1.7 million was lower by $0.6 million or 25.9% due to stiff competition resulting in lower margins.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the 2004 full year financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

In 1Q 2005, the office leasing market remained strong, extending gains from 2004. While recovery of the office property market in 2004 was mainly limited to the prime office sub-market, market recovery has become more broad-based. Given this and in light of the limited supply of office property coming on stream, the overall market outlook for the Singapore office properties in 2005 is generally positive. We expect our Singapore office properties to perform better than last year, and our industrial properties' performance to remain stable.

In Singapore, CCID has partnered Kerzner International and MGM Mirage to bid for the Integrated Resort projects at Sentosa Island and Marina Bayfront sites respectively. Concept proposals were submitted earlier and both proposals have been shortlisted to proceed further in the selection process.

Overseas in Shanghai, CCID had entered into agreements to sell its 95% equity interest in an office development project in the Luwan district of Shanghai and 100% equity interest in Pidemco Tower. The gains would be recognised upon successful completion of the respective sales. In Hong Kong, AIG Tower, which has obtained its Temporary Occupation Permit in April 2005, is well positioned to capitalise on the strong rebound in the Hong Kong office market. In London, the Moorgate office property, being already fully let, has attracted interest from institutional buyers and the opportunity to sell our interest in this property will be actively pursued.

Overall, CCID expects to be profitable in 2005.

Retail SBU: CapitaLand Retail Limited ("CRTL")

In Singapore, the Ministry of Trade and Industry has maintained its economic growth forecast for 2005 at 3% to 5%. The overall market outlook for the Singapore retail market remains positive. We expect occupancies and rentals for our retail properties to be resilient as our retail malls are well positioned to capitalize on consumers' confidence and spending in Singapore.

Overseas, CRTL will continue its expansion plan into China and Japan. Demand for consumer goods in China is expected to remain strong and this should bode well for our chain of malls in China anchored by Wal-Mart and Beijing Hualian Group. In February 2005, CapitaRetail Japan Fund in which the Group has a 23% stake, acquired Izumiya Hirakata, a freehold suburban mall in Hirakata City, Osaka Perfecture. In addition, the ¥44.13 billion (S$680 million) equity raised for the fund will enable it to invest further in retail properties in Japan, for which CRTL can play a role in the retail management and asset enhancement of the properties.

CRTL expects to be profitable in 2005.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

With increased international investor appetite for exposures to Asian real estate, and our increased deal flow opportunities in this region, particularly in China, Japan and Malaysia, CFL is well poised to secure more financial advisory and structuring services, and to achieve its target of increasing its assets under management to S$13 billion by 2007.

The recent second and final closing for CapitaRetail Japan Fund undertaken by CFL saw ¥44.13 billion (S$680 million) in equity raised, a 4-fold increase over its first close of ¥10 billion (S$154 million). Three more funds targeting Japan and China are currently being planned for the rest of this year. In Singapore, CapitaCommercial Trust would be completing its acquisition of HSBC Building in the second quarter of 2005.

CFL anticipates continued growth in revenue and that profits for full year 2005 to be higher than 2004.

Residential SBU: CapitaLand Residential Limited ("CRL")

The recovery in the Singapore residential market is expected to continue in 2005 and there are plans to launch RiverGate and Tanglin Residences during the year.

In China, recent government policies aimed at stabilising the real estate industry will help to create and sustain a healthy real estate investment environment in the long run. We expect demand for our properties to remain good, underpinned by strong income growth and continuing urbanisation in China.

In Australia, the outlook remains positive with Australand continuing with its plan to increase its recurrent investment property income and reducing dependence on development profits.

Overall, CRL expects 2005 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The economic and business outlook for the global hospitality industry remains positive. In 1Q 2005, Ascott added 587 units to its inventory through two new management contracts in Bangkok and Jakarta, as well as the acquisition of a serviced residence development in Guangzhou.

With the expanded presence in Europe through Citadines, and new properties in United Arab Emirates, South Korea, China, Malaysia and Thailand to be opened in 2005, Ascott is well positioned to benefit from economies of scale and maintaining its leadership in the global serviced residence industry.

Although lower exceptional divestment gain is expected for 2005 compared to 2004, the profit from operations for full year 2005 is expected to be higher than 2004.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

The Hotels SBU will continue to implement various initiatives to aggressively grow revenue to benefit from the strong global lodging demand and to manage costs and efficiency to improve profitability.

For the rest of the year, the SBU will also focus on expanding its network of hotels and resorts to grow fee-based income and improve returns. It has been successful in its efforts in this area and won four contracts, namely Swissôtel Grand Shanghai, Swissôtel Tallinn, Raffles Beijing Hotel and Raffles Dubai, giving an addition of 1,136 rooms in the first four months of 2005.

Operating performance for the whole of 2005 is expected to be profitable. The SBU continues to actively explore options to create and unlock value for shareholders, including balance sheet management, divestment and deployment of capital.

Property Services SBU: PREMAS

As announced on 29 April 2005, the Group had entered into a conditional sale and purchase agreement for the divestment of PREMAS. The Group had taken this decision due to the increasingly different growth paths of CapitaLand and PREMAS. Over the years, PREMAS has developed competencies in facilities management that would allow it to provide services to a much wider range of industries. These include the pharmaceutical, semiconductor and wafer fabrication industries. PREMAS will be better positioned to attract even more third party business if it is independent of any property developer. The divestment will also facilitate PREMAS' plans for growth as the acquirer can provide related resources to support PREMAS' expansion into new markets and services.

The Board is pleased to report that the divestment is expected to result in a gain of about $32 million, thereby enhancing shareholder value.

GROUP OVERALL PROSPECTS FOR 2005

Prospects for the Group in 2005 are favourable as the Asia-Pacific economies are still growing positively despite moderating global economic growth due to the impact of higher interest rates and high oil prices.

In Singapore, both the office and residential sectors are in an early upturn phase. We see continued rental growth for prime office space on the back of rising demand and limited supply driving up office property yields. As for residential prices, they continued to edge up 0.7% in the first quarter of this year, for four straight quarters. We envisage improving demand on the back of sustainable economic growth. Buying interest will be underpinned by brighter labour market prospects and favourable affordability. The retail sector will see more new retail projects launched. However, we expect rentals for our retail properties, in particular the suburban malls, to see moderate rise on the back of strong demand.

Overseas, in China and Australia, the twin engines of profit drivers for the Group, the market fundamentals remain positive. In China, the authorities are taking positive measures to maintain the sustainability of the residential property market and we expect demand for our properties to remain good. We will also expand our retail management business in China through our business relationship with SZITIC/Wal-Mart and Beijing Hualian Group. The outlook for Australand remains positive as it continues to increase recurrent investment property income as a percentage of total profit, and reduce its risks in its business by reducing dependence on development profits.

The real estate financial services arm is expected to grow in revenue and profitability as it secures more financial advisory and structuring services. It is well poised to tap the increased deal flow opportunities in the Asian region, particularly in China, Japan and Malaysia as international investor appetite for Asian real estate grows. We intend to launch three more private funds in China and another in Japan.

The recovery in the global business and leisure travel is expected to continue into the second quarter of 2005, and this should benefit both our hotels and serviced residence businesses. Raffles Holdings expects its operating performance in 2005 to be profitable. It will focus on expanding its network of hotels and resorts to grow fee-based income. In the first four months of 2005, it has already secured four management contracts. The Ascott Group foresees improvement in operating results, augmented by the Citadines chain of serviced residences in Europe and new properties to be opened in 2005 in various regions.

Overall, the Group is confident that its operations will be profitable in 2005.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil

11(b) Any dividend declared for the previous corresponding period? Nil

11(c) Date payable : Not applicable

11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. **Segmental Revenue & Results**

13(a) **By Strategic Business Units (SBUs) – 1Q 2005 vs 1Q 2004**

	Revenue			Earnings before interest & tax		
	1Q 2005 (3 mths) S$'000	1Q 2004 (3 mths) S$'000	% Change	1Q 2005 (3 mths) S$'000	1Q 2004 (3 mths) S$'000 (Restated)	% Change
Commercial	34,174	70,645	(51.6)	30,467	48,718	(37.5)
Retail	8,769	26,027	(66.3)	11,517	18,940	(39.2)
Financial Services	12,703	7,912	60.6	10,860	3,858	181.5
Residential	541,558	426,678	26.9	90,489*	69,647*	29.9*
The Ascott Group	99,662	50,483	97.4	17,456	16,616	5.1
RHL Group & RCH	181,074	165,842	9.2	20,849	11,385	83.1
Property Services Group	34,428	31,972	7.7	1,679	2,266	(25.9)
Others and consolidation adjms	(7,497)	(11,184)	(33.0)	4,192	1,551	170.3
Group	**904,871**	**768,375**	**17.8**	**187,509**	**172,981**	**8.4**

** Note:*
For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the profit before interest and tax for Residential SBU for 1Q 2005 and 1Q 2004 are S$111.1 million and S$87.2 million respectively and the % change is 27.4%.

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax (including exceptional items)		
	1Q 2005 (3 mths) S$'000	1Q 2004 (3 mths) S$'000	% Change	1Q 2005 (3 mths) S$'000	1Q 2004 (3 mths) S$'000 (Restated)	% Change
The Ascott Group	99,662	50,483	97.4	17,456	16,616	5.1
Raffles Holdings Group	138,615	127,648	8.6	19,928	11,046	80.4

13(b) **By Geographical Location – 1Q 2005 vs 1Q 2004**

	Revenue			Earnings before interest & tax		
	1Q 2005 (3 mths) S$'000	1Q 2004 (3 mths) S$'000	% Change	1Q 2005 (3 mths) S$'000	1Q 2004 (3 mths) S$'000 (Restated)	% Change
Singapore	287,646	303,936	(5.4)	60,842	86,290	(29.5)
Australia & New Zealand	284,621	235,615	20.8	32,135	25,730	24.9
China	150,441	101,171	48.7	66,362	42,321	56.8
Asia (excl. Sgp & China)	57,745	54,510	5.9	19,263	14,232	35.3
Europe	115,647	64,731	78.7	7,335	3,983	84.2
Others	8,771	8,412	4.3	1,572	425	269.9
Group	**904,871**	**768,375**	**17.8**	**187,509**	**172,981**	**8.4**

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
5 May 2005

CapitaLand

NEWS RELEASE

CapitaLand's profit up by 43% to S$70 million for 1Q2005

Singapore, 5 May 2005 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$70.0 million for the first quarter of 2005, a 43.2% jump from the S$48.9 million recorded in the first quarter of 2004. The higher profit was due to higher asset and fund management fees, improved performances by the hospitality business, and continued strong contributions by the Group's residential sector, particularly in China. It was achieved notwithstanding the loss of contributions from assets divested in 2004 and reduced share of profits from properties injected into CapitaMall Trust (CMT) and CapitaCommercial Trust (CCT).

The Group revenue for the first quarter of 2005 was S$904.9 million, 17.8% higher compared to S$768.4 million for the same period in 2004. The increased revenue was mainly due to higher residential sales in China, consolidation of Citadines' revenue, as well as improved occupancy and room rates in our hospitality business. Overseas revenue at S$617.2 million accounted for 68.2% of group revenue, up from 60.4% a year ago.

FINANCIAL HIGHLIGHTS		
$ million	**1Q 2005 (3 mths)**	**1Q 2004 (3 mths)**
Revenue	904.9	768.4
Earnings before interest and tax (EBIT)	187.5	173.0
Finance costs	(66.3)	(64.6)
Profit before tax	121.2	108.4
Profit after tax and minority interests (PATMI)	**70.0**	**48.9**

CapitaLand

Earnings before interest and tax (EBIT) were S$187.5 million, about S$14.5 million or 8.4% higher than the first quarter of 2004. Overseas EBIT at S$126.7 million was 67.6% of Group's EBIT, up from 50.1% in the first quarter of 2004.

Dr Richard Hu, Chairman, CapitaLand Group, said: "The Group has performed well. It is on course to achieve the 75% target set for overseas revenue and profit by 2007. Our core property business especially in China and Australia remains positive. Our hospitality businesses have further expanded their global network. Raffles Holdings and The Ascott Group have secured a total of six management contracts within the first four months of this year. Our real estate financial services business has seen more international fund flows into our respective property fund operations. The Group is well poised to take advantage of the growth in the real estate and hospitality businesses in Singapore and abroad."

Liew Mun Leong, President and CEO, CapitaLand Group, said: "The Group has strengthened and expanded its scale of operations and ensured capital productivity in all the business areas. We divested some properties, re-invested in higher yielding projects, and positioned ourselves for stronger competitive advantages. In China, we expanded our retail management business through joint ventures with SZITIC and the Beijing Hualian Group. For our financial services business, we are on track to grow our assets under management with plans to launch new property funds in China and Japan.

"Prospects for the Group in 2005 are favourable as the Asia-Pacific economies are still growing. We are confident that each business unit will deliver on its strategy."

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **5 May 2005**

For more information, please contact:

Harold Woo
Head, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full 1Q2005 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

CapitaLand

CapitaLand 1Q 2005 Results



5 May 2005

82 - 4507

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

82 - 4507

Robust 1Q 05 Financial Results

(S$ million)	1Q 2004	1Q 2005	Change
Revenue	768.4	904.9	↑ 17.8%
EBIT	173.0	187.5	↑ 8.4%
PBT	108.4	121.2	↑ 11.9%
PATMI	48.9	70.0	↑ 43.2%
Operating PATMI	45.6	52.1	↑ 14.3%
Net Debt	6,372.4	5,285.4	Improved
D/ E Ratio	0.78	0.69	Improved

Efficient Capital Management

PATMI up 43%

CapitaLand

Key Financial Ratios

	1Q 2004	1Q 2005	Change
NTA per Share (S$)	2.41	2.12*	Decreased
Net Debt / Equity	0.78	0.69	Improved
EPS (S cents)	1.9	2.7	Improved
Interest Cover Ratio (ICR)	3.88	4.23	Improved
Interest Service Ratio (ISR)	2.55	6.48	Improved

* Decrease mainly due to capital reduction upon distribution in specie of CCT

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

Analysis of Revenue by SBU

SBU	1Q 2004 (S$ m)	1Q 2005 (S$ m)	Change	Comments
Commercial & Retail	96.7	42.9	(55.6%)	• De-consolidation of 7 buildings injected into CCT (May 04), sale of 268 Orchard Rd (Mar 04) & Canary Riverside (Apr 04) and divestment of Plaza Singapura to CMT (Aug 04). • Lower construction income from One George St & project management fee for Junction 8 asset enhancement works.
Financial Services	7.9	12.7	60.6%	• Higher fund management fees as AUM increase to S$6.3bil • Contribution from structuring & advisory fees for financial deals in Malaysia and Hong Kong.
Residential	426.7	541.6	26.9%	• Better sales across all geographical locations, particularly robust contributions from China development projects.
Serviced Residences	50.5	99.7	97.4%	• Consolidation of Citadines and improved performance by serviced residence operations in China and Australia. • Revenue for core serviced residence business grew 78%, with Europe businesses accounting for S$54mil.
Hotels	165.8	181.1	9.2%	• Recovery in global travel & demand for lodging. • Higher turnover from Swissôtel Nankai Osaka coupled with contributions from new management contracts secured.
Property Svcs	32.0	34.4	7.7%	• Higher volume of work done.
Others & Consol Adj	(11.2)	(7.5)	(33.0%)	
Revenue	768.4	904.9	17.8%	

CapitaLand

Analysis of EBIT by SBU

SBU	1Q 2004 (S$ m)	1Q 2005 (S$ m)	Change	Comments
Commercial & Retail	67.7	42.0	(37.9%)	• Higher CMT contributions as well as Raffles City Shanghai China together with disposal gains from the sale of Lippo Tower 2, were offset by de-consolidation of 7 buildings into CCT.
Financial Services	3.9	10.9	181.5%	• Higher advisory and structuring fees coupled with unrealised foreign exchange gain.
Residential	69.6	90.5	29.9%	• Increase in EBIT due mainly to higher contributions from China operations.
Serviced Residences	16.6	17.4	5.1%	• Loss of income from TAS/SSC mitigated by improved contributions from core serviced residence operations in Australia, China and Europe.
Hotels	11.4	20.8	83.1%	• 3.8%-pt improvement in room occupancy, better operating efficiencies and increase in average room rates across the portfolio. New management contracts secured flowing through.
Property Svcs	2.3	1.7	(25.9%)	• Stiffer competition affected margins.
Others & Consol Adj	1.5	4.2	170.3%	
EBIT	173.0	187.5	8.4%	

CapitaLand

Overseas Contributions – 1Q 2005

52% of Assets Overseas contributed 68% to Group EBIT

By Geographical Location

Total Assets


Others 1%
China 9%
Asia* 10%
Australia & NZ 20%
Europe 12%
Singapore 48%

Total: S$16.7b

Revenue


Others 1%
China 17%
Asia* 6%
Australia & NZ 31%
Europe 13%
Singapore 32%

Total: S$904.9m

EBIT


Others 1%
China 36%
Asia* 10%
Australia & NZ 17%
Europe 4%
Singapore 32%

Total: S$187.5m

* Exclude China & Singapore

82 - 4507

Overseas EBIT Growth



Overseas EBIT Growth
(S$ million)
420
(110)
295
425
340
111
478
177
725
61
127
2000
2001
2002
2003
2004
1Q05
Singapore
Overseas

Overseas EBIT grew at CAGR of 113% in 2001-2004

Robust Balance Sheet


% of Fixed Rate Loans
42%
43%
68%
65%
74%
79%
2000
2001
2002
2003
2004
1Q05
Finance
S$423m
S$408m
S$284m
S$24 m
S$272m
S$265m
2000
2001
2002
2003
2004
1Q05*
Net Debt
S$8.2b
S$6.9b
S$5.7b
S$6.2b
S$5.3b
S$5.3b
2000
2001
2002
2003
2004
1Q05

* Annualised figure

CapitaLand

Improved Financial Profile



Gearing
0.92
0.87
0.72
0.77
0.71
0.69
2000
2001
2002
2003
2004
1Q05
Interest Cover Ratio
0.68
0.89
3.42
4.83
4.23
2000
2001
2002
2003
2004
1Q05
Interest Service Ratio
2.68
3.31
4.61
5.13
5.27
6.48
2000
2001
2002
2003
2004
1Q05

CapitaLand

82 - 4507

Residential Geographical Breakdown

Revenue (S$ million)	1Q 2004	1Q 2005	Change
Singapore	119	139	17%
China	89	137	53%
Australia	217	264	22%
Others	2	1	(34%)
Total	427	541	↑ 27%
EBIT (S$ million)	**1Q 2004**	**1Q 2005**	**Change**
Singapore	3	4	61%
China	35	53	51%
Australia	28	32	15%
Others	4	1	(76%)
Total	70	90	↑ 30%

CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold*	% Completed
		Mar-05	Mar-05
Launched in 2002			
The Waterina	398	89%	100%
The Shelford	215	100%	93%
Casabella	82	50%	65%
Glentrees	176	75%	94%
Launched in 2003			
The Imperial	187	88%	29%
The Botanic on Lloyd	66	67%	44%
Launched in 2004/2005			
Varsity Park Condominium	448 (launched)	47%	0%
Citylights	390 (launched)	22%	0%

* Actual booking of proceeds based on S&P exchanged and revenue accrued based on same basis.

CapitaLand

Stages of Income Recognition - China

PROJECT	UNITS	% Sold*	% Completed
		Mar-05	Mar-05
Summit Residences	909	100%	99%
La Cité	712	100%	91%
Oasis Riviera I	598	100%	99%
Oasis Riviera II & III	610 (launched)	83%	29%
La Forêt (Zone A)	166 (launched)	70%	52%
La Forêt (Zone B)	120 (launched)	5%	21%

* Actual booking of proceeds based on S&P exchanged and revenue accrued based on same basis.

CapitaLand

Overseas Residential – Sales Update

Project	Recent Sales Update
Oasis Riviera (Phase 3), Shanghai	Sold 163 of 164 units launched at RMB17,500psm.
La Forêt, Beijing	Zone A (total 176 units) – Sold 164 of 166 townhouse units launched at RMB9,500psm. Zone B (total 495 units) – Sold 255 of 305 apartments launched at RMB8,000psm.
Athenee Residence, Bangkok by TCC CapitaLand	Sold 180 of 219 luxury apartments at Bt105,000psm. Last transacted price at Bt110,000psm.
Suasana Sentral Loft, Kuala Lumpur by UML & MRCB	Sold 495 of 600 condo units launched at RM412psf.


Athenee Residence


Suasana Sentral Loft

China Residential – New Launches

Project	Description
Oasis Riviera (Ph 3), Shanghai	New blocks of high rise apartments
Baoshan District, Shanghai	Suburban apartment homes
Minhang District, Shanghai	Townhouses & apartments
La Forêt, Beijing	Zone A – New townhouse units Zone B – High rise apartments
Chaoyang District, Beijing	Villa units
Tianhe District, Guangzhou	High-rise CBD apartments


Oasis Riviera


Tianhe site, Guangzhou

CapitaLand

Leases Up For Renewal

Singapore Commercial Properties (% of Area)



19%
29%
22%
38%
31%
23%
26%
22%
17%
Office*
Retail
Industrial
2005
2006
2007

* Excludes CCT portfolio

Occupancy

Singapore Commercial Properties



91%
92%
97%
97%
64%
66%
Office
Retail
Industrial
As at Dec 04
As at Mar 05

CapitaLand

82 - 4507

82 - 4507

Thank You

CapitaLand

CAPITALAND LIMITED (REGN. NO.: 198900036N)

CHANGE OF DIRECTORS

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce (i) the appointment of Professor Robert Henry Edelstein and Dr Fung Kwok King, Victor as Directors of the Company with effect from 5 May 2005; and (ii) the resignation of Sir Alan Cockshaw as Director of the Company with effect from 6 May 2005.

Following the aforementioned changes, the Board of Directors of the Company will comprise the following Directors:

Dr Richard Hu Tsu Tau - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Mr Andrew Robert Fowell Buxton
Professor Robert Henry Edelstein
Dr Fung Kwok King, Victor
Mr Richard Edward Hale
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mr Sum Soon Lim
Mr Jackson Peter Tai
Mr Lucien Wong Yuen Kuai

The Board wishes to record its appreciation to Sir Alan Cockshaw for his invaluable contributions to the Company.

The detailed template announcements, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Professor Robert Edelstein and Dr Victor Fung, are being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, HAMPSHIRE RESIDENCE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Hampshire Residence Pte. Ltd. ("Hampshire")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

Hampshire is a wholly-owned subsidiary of CapitaLand Financial Investments Pte. Ltd., itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(a) CAPITALAND NINGBO HOLDINGS PTE. LTD.
(b) CAPITALAND NINGBO (COMMERCIAL) HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following Singapore-incorporated companies:-

(a)	Name	:	CapitaLand Ningbo Holdings Pte. Ltd.
	Principal Activity	:	Investment Holding
	Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
	Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1
(b)	Name	:	CapitaLand Ningbo (Commercial) Holdings Pte. Ltd.
	Principal Activity	:	Investment Holding
	Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
	Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

Both CapitaLand Ningbo Holdings Pte. Ltd. and CapitaLand Ningbo (Commercial) Holdings Pte. Ltd., are shelf companies which have not commenced operations. They were acquired for a consideration of S$1 each and are now indirect wholly-owned subsidiaries of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL SINGAPORE INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand Retail Singapore Investments Pte. Ltd. ("CRSIPL")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CRSIPL is a wholly-owned subsidiary of CapitaLand Retail Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
6 May 2005

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust ("CMT"), wishes to announce that 726,487 units in CapitaMall Trust ("Units") have been issued to the Company today. Of these 726,487 Units, 516,348 Units were issued at an issue price of S$1.511025 per Unit and 210,139 Units were issued at an issue price of S$2.0147 per Unit.

These Units were issued to the Company as payment of the Performance Component (as defined in the trust deed constituting CMT (as amended) (the "Trust Deed")) of the Management Fee (as defined in the Trust Deed) for the period from 1 January 2005 to 31 March 2005 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall and Plaza Singapura.

This manner of payment of the Performance Component of the Company's Management Fees in Units was disclosed in (i) the CMT prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building and (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura.

With the above-mentioned issue of Units, the Company holds an aggregate of 1,782,437 Units and the total number of Units in issue in CMT is 1,204,982,446 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
6 May 2005

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CapitaMall Trust may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CapitaMall Trust is not necessarily indicative of the future performance of CapitaMall Trust.

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
No 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

May 9, 2005
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Achieves Increased Presence And Reputation in China
Wins New Guangzhou Management Contract And Two Prestigious Awards

The Ascott Group, a leading international serviced residence company, is rapidly building its leadership presence and reputation in China.

It has won a new contract to manage a 175-unit serviced residence in the prime Tianhe district in Guangzhou's CBD. This is just three months after Ascott's entry into Guangzhou in January, with the strategic acquisition of a stake in the 192-unit The Ascott Guangzhou in Tianhe East Road, often called the 'Wall Street' of Guangzhou.

The new property, called Tian Wen Yuan serviced residence, will soft-open in August and strengthen Ascott's presence in the city's prime commercial and residential area. It is close to office towers with financial institutions and multinational companies, the new Guangzhou East Train Station, Tianhe Sports Centre, Metro stations and shopping centres.

Ascott also recently won two prestigious awards in China. Its chief executive officer, Mr Cameron Ong, was conferred the 'Hospitality Excellence Award' at the China Hotel Investment Summit (Apr 28) in Shanghai. It also clinched first position in the China's 'Top 100 Serviced Residences' ranking in Beijing (Apr 22), beating over 1,000 serviced residences to top the ranking.

The Hospitality Excellence Award was given in recognition of Mr Ong's role in cultivating the leadership position of Ascott in China's serviced residence industry. Ascott was also recognised for setting new industry benchmarks with its outstanding service standards. More than 280 senior executives from the hospitality and real estate industries in the region were at the two-day conference.

The 'China's Top 100 Serviced Residences' ranking was organised by leading business and real estate publications and associations such as China Business Times, China Real Estate Federation and World Real Estate Academy. It was based on evaluations by real estate experts and readers' votes.

- more -

This is the second consecutive year the group has clinched first position in the prestigious ranking for its professional management, branding and marketing of its serviced residences in Beijing, Shanghai, Tianjin and Dalian.

Ascott's chairman, Mr Lim Chin Beng, said: "Ascott is increasingly being recognised as an industry leader and champion in China. We have redefined the serviced residence product and helped the industry carve out a significant role in supporting the expatriate business community in China.

"The recent awards grow further Ascott's brand reputation and help position us to enter more secondary cities. We plan to expand our portfolio in China to over 5,000 serviced residence units by 2010, from 2,400 now. Ascott's expansion in Guangzhou is part of our strategy to rapidly build leadership in the Pearl River Delta area."

Mr Liew Mun Leong, Ascott's deputy chairman and president and CEO of its parent company, CapitaLand Limited, said: "Guangzhou's GDP is the third largest among cities in China. CapitaLand Group views Guangzhou as a gateway to the vibrant Pearl River Delta and Southern China regions. With Ascott's latest management contract, CapitaLand has further broadened its presence in these regions.

"The awards are the latest in a series of accolades that have been conferred on CapitaLand Group's companies and senior executives in China. They recognise the group and its staff's contributions to the development and standards of the real estate and hospitality industries in the country."

Mr Cameron Ong, Ascott's chief executive officer, said: "The awards demonstrate Ascott's growing international recognition, the quality of its residences and management. We believe in helping all in the industry in China improve standards, so that more multinational companies would consider choosing serviced apartments for their staff on assignments, benefiting all in the industry."

He added that Ascott will launch its Citadines serviced residence brand in Asia with the opening of the 260-unit Citadines Jinqiao in Shanghai in the second half of the year. The mid-tier brand, from its successful European serviced residence chain, will target the growing number of business executives travelling within China.

Mr Ong said that Ascott plans to expand to secondary cities such as Qingdao, Nanjing, Ningbo and Shenzhen through a mix of equity participation and management contracts.

New Guangzhou Residences

The new Tian Wen Yuan serviced residence will feature stylish studio and one to three-bedroom suites with a gym, fitness centre and residents' lounge. Ascott will manage the property for five years with the option to renew for another five.

The Ascott Guangzhou, the group's third luxury-tier The Ascott property in China, will open in 2007. It will feature elegant designer fittings and extensive facilities such as a well-equipped gym and fitness centre, swimming pool and business centre.

Ascott is the largest international serviced residence operator in China with 2,400 serviced apartments in Beijing, Shanghai, Guangzhou, Tianjin, Suzhou and Dalian.

Internationally, it is a leading serviced residence company with over 14,000 serviced apartments in 40 cities in Europe, Asia Pacific and the Gulf region. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

The management contract and awards are not expected to have any material impact on the group's net tangible assets or earnings per share for the financial year ending December 31, 2005.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : May 9, 2005

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

About The Ascott Group

The Ascott Group is a leading international serviced residence company with over 14,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Ho Chi Minh City, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 88 cities in 30 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

Ascott's Other Serviced Residences in China

In Shanghai
The Ascott Pudong -- 248 units, Pudong district
In the heart of Shanghai's premier business district, the luxury-tier The Ascott Pudong boasts spectacular views of the Huangpu River. It offers one to four-bedroom designer suites and elegant penthouses with facilities such as a business centre, indoor heated pool, gym, indoor tennis court and residents' lounge.

Somerset Grand Shanghai -- 334 units, Luwan district
Located along Huai Hai Zhong Road, the upper-tier serviced residence is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool, gym, lounge and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui - 167 units, Xuhui district
Situated in the Xuhui residential estate, the upper-tier serviced residence is close to shopping and entertainment facilities in the Huai Hai Zhong Road and Xujiahui prime business districts. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

Citadines Jinqiao – 260 units, Huangpu district, *opening 2H 2005*
Part of a mixed development, the mid-tier serviced residence is near Shanghai's famous Nanjing Road shopping belt, and 10-minutes' walk to two metro stations. It is also close to People's Square, the Shanghai Municipal Government Building and Shanghai Museum. *It will offer studio to two-bedroom suites.*

In Beijing
The Ascott Beijing -- 272 units, Chaoyang district
In the heart of the city's CBD, the luxury-tier residence is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed pool, fully equipped fitness centre, and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

Somerset Grand Fortune Garden -- 221 units, Chaoyang district
Located in the business area of Chaoyang district, the upper-tier residence is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Serviced Residence - 100 units, Chaoyang district
In Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping malls, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna and business centre. Units range from one to four-bedroom apartments.

In Guangzhou
The Ascott Guangzhou -- 192 units, Tianhe district, *opening 2007/8*
The residence has prime location at Tianhe East Road, Guangzhou's "Wall Street". Nearby are the new Guangzhou East Train Station, Tianhe Sports Centre, financial institutions, multinational companies, Metro stations and shopping centres.

In Dalian
Somerset Harbour Court - 106 units, Zhongshan district
Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the upper-tier residence is a stroll from Dalian harbour's passenger station and a five-minute drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

In Tianjin
Somerset Olympic Tower - 169 units, Heping district
In the heart of Tianjin's prime upmarket shopping area and residential district, the upper-tier residence is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, and rooftop garden. Units range from one-bedroom suites to four-bedroom penthouses.

In Suzhou
Citadines Chongrui – 167 units, Suzhou Industrial Park, *opening 2006*
In the heart of Suzhou Industrial Park's Singapore style residential neighbourhood centre, the residence is close to shops and restaurants, and the Suzhou Singapore International School. The property will offer studio and one-bedroom suites with recreational facilities.

The Ascott Group - Serviced Residences In 40 Cities In 17 Countries

SOUTHEAST ASIA

Singapore
- The Ascott Singapore
- Somerset Bencoolen
- Somerset Grand Cairnhill
- Somerset Compass
- Somerset Liang Court
- Somerset Orchard

Indonesia
Jakarta
- The Ascott Jakarta
- Somerset Grand Citra
- *Somerset Berlian, opening 2006*

Surabaya
- Somerset Surabaya
- Puri Darmo Serviced Residences

Malaysia
Kuala Lumpur
- The Ascott Kuala Lumpur
- *Somerset Bukit Ceylon, opening 2H 2005*

Kuching
- Somerset Gateway

Thailand
Bangkok
- The Ascott Sathorn, Bangkok
- Somerset Lake Point
- Somerset Park Suanplu
- Somerset Suwan Park View
- Omni Tower

Vietnam
Hanoi
- Somerset Grand Hanoi
- Somerset West Lake

Ho Chi Minh City
- Somerset Chancellor Court
- Somerset Ho Chi Minh City

Philippines
Manila
- Somerset Millennium
- Somerset Olympia
- Somerset Salcedo

NORTH ASIA

China
Beijing
- The Ascott Beijing
- Somerset Grand Fortune Garden
- Luxury Serviced Residence

Dalian
- Somerset Harbour Court

Guangzhou
- *The Ascott Guangzhou, opening 2007/8*
- *Tian Wen Yuan Serviced Residence, opening 2H 2005*

Shanghai
- The Ascott Pudong
- Somerset Grand Shanghai
- Somerset Xu Hui
- *Citadines Jinqiao, opening 2H 2005*

Suzhou
- *Citadines Chongrui, opening 2006*

Tianjin
- Somerset Olympic Tower

Japan
Tokyo
- Somerset Azabu East
- Somerset Roppongi

South Korea
Seoul
- *Somerset Palace, opening 2H 2005*

AUSTRALIA / NEW ZEALAND

Australia
Sydney
- Somerset Darling Harbour
- Somerset North Ryde
- Oakford City West

Melbourne
- Somerset Botanic Gardens
- Somerset Gordon Place
- Somerset on Elizabeth
- Oakford Gordon Towers
- Oakford on Collins
- Oakford on Lygon
- Oakford The Mews

Hobart
- Somerset on the Pier
- Somerset on Salamanca

New Zealand
Auckland
- The Ascott Metropolis

EUROPE

United Kingdom
London
- The Ascott Mayfair
- Somerset Bayswater
- Somerset Kensington Gardens
- Somerset Prince's Square
- Somerset Queen's Gate Gardens
- Somerset Roland Gardens
- Citadines Barbican
- Citadines Holborn-Covent Garden
- Citadines South Kensington
- Citadines Trafalgar Square

France
Paris
- Citadines Austerlitz
- Citadines Bastille Marais
- Citadines Bastille Nation
- Citadines Didot Alésia
- Citadines La Défense
- Citadines Les Halles
- Citadines Louvre
- Citadines Maine-Montparnasse
- Citadines Montmartre
- Citadines Opéra-Grands Boulevards
- Citadines Opéra Vendôme
- Citadines Place d'Italie
- Citadines Saint-Germain-des-Prés
- Citadines Tour Eiffel
- Citadines Trocadéro
- Citadines Voltaire République

Outside Paris
- Citadines Aix Jas de Bouffan
- Citadines Bordeaux Mériadeck
- Citadines Cannes Carnot
- Citadines Ferney Voltaire, Genève
- Citadines Gaillard
- Citadines Grenoble
- Citadines Lille Centre
- Citadines Lyon Part-Dieu
- Citadines Lyon Presqu'île
- Citadines Marseille Castellane
- Citadines Marseille Centre
- Citadines Marseille Prado Chanot
- Citadines Montpellier Antigone
- Citadines Montpellier Sainte-Odile
- Citadines Nice Buffa
- Citadines Nice Promenade
- Citadines Strasbourg Kléber
- Citadines Toulouse Wilson

Belgium
Brussels
- Citadines Sainte-Catherine
- Citadines Toison d'Or

Germany
Berlin
- Citadines Olivaer Platz

Spain
Barcelona
- Citadines Ramblas

GULF REGION

United Arab Emirates
Dubai
- *Somerset Al Majara, Dubai Marina opening 2H 2005*
- *The Ascott Burj, Dubai opening 2006*
- *The Greens, opening 2H 2005*

May 9, 2005

- end -

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the appointment of Ms. Hazel Chew Siew Cheng as Chief Financial Officer of the Company effective from 16 May 2005.

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Ms. Hazel Chew is being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board
Shan Tjio
Company Secretary
11 May 2005

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone (65) 6 220 8222
Facsimile (65) 6 227 2220
Website www.the-ascott.com
A member of CapitaLand

May 11, 2005
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Announces Several Senior Appointments For Its Expanded Operations

The Ascott Group has made three new senior appointments for its expanded operations, following its acquisition of the Citadines serviced residence chain in Europe and new management contracts secured.

It has appointed Ms Hazel Chew as its new chief financial officer, with effect from May 16. It has also appointed Mr Gerald Lee as its senior vice president for Brand & Marketing in April, and Mr Jean Claude Erne as its managing director for Europe in February.

Ascott's chairman, Mr Lim Chin Beng, said: "The appointments are part of Ascott's efforts to strengthen its top country and functional leadership teams following its expansion by over 5,000 serviced apartments in Europe, with the Citadines acquisition. It is also opening new residences this year in Dubai, Seoul, Shanghai, Guangzhou, Kuala Lumpur and Bangkok."

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said: "The appointments are part of CapitaLand group's talent management and succession planning process. Due to the breadth of CapitaLand group's operations, the high performing executives are given greater development opportunities, such as being posted across subsidiaries or across business units within subsidiaries. The group will also post its top officers to manage its international offices."

Mr Cameron Ong, Ascott's chief executive officer, said: "We are expanding our top management teams, in line with plans to increase our portfolio to 25,000 serviced residence units by 2010, from 14,000 units now. Our rapid expansion will enable Ascott to capitalise on the worldwide growth opportunities in the international serviced residence industry, and our brand leadership position in many markets today."

As chief financial officer, Ms Chew will oversee Ascott's financial operations across 40 cities in Europe, Asia, Australia /NZ and the Gulf region. Her responsibilities will span the group's financial and management accounting, internal controls, treasury, tax and infocomm systems.

Ms Chew was previously vice president (Finance and Management Accounting), in charge of group financial reporting at Ascott's parent company, CapitaLand Limited. With almost 20 years' experience, Ms Chew

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

has revamped and computerised finance divisions and instituted internal control systems across multi-country operations. She has also been involved in project feasibility studies, mergers and restructurings, and preparations for IPOs.

Ms Chew holds a Bachelor of Accountancy degree from the National University of Singapore and is a graduate from the Institute of Chartered Secretaries and Administrators.

As senior vice president, Brand & Marketing, Mr Lee will be responsible for further strengthening Ascott's worldwide brand leadership position and product differentiation. He will also oversee Ascott's marketing initiatives to maximise the potential of its new Citadines portfolio, and accelerate cross-marketing of its The Ascott, Somerset and Citadines brands in Europe, Asia, Australia/NZ and the Gulf region.

Prior to joining Ascott, Mr Lee was assistant chief executive, Leisure at the Singapore Tourism Board. His working experience also includes stints at Sentosa Development Corporation and the Ministry of Trade and Industry. Mr Lee holds a Bachelor of Science (distinction) degree from Cornell University, US.

As Ascott's managing director for Europe, Mr Jean Claude Erne will drive Ascott's European business and the integration of Citadines and Ascott's operations.

Mr Erne was previously Ascott's vice president for Product, Procurement and Processes. He was responsible for the group's global product design and development, innovation, and technical and engineering services. Prior to this, Mr Erne was Ascott's country general manager for Singapore, and was responsible for the overall profitability of the group's residences in the country.

Mr Erne has more than 20 years' international experience in the hospitality industry. Before joining Ascott, he worked with several hotel groups and managed hotels and hotel clusters in Indonesia and Northeast and Southern China. He also supervised the opening of several hotels in China and provided technical expertise for projects across Asia. Mr Erne has a Hotel Management diploma from The Lausanne Hotel School, Switzerland.

The Ascott Group is a leading international serviced residence company with over 14,000 serviced residence units in 40 cities in 17 countries in Europe, Asia Pacific and the Gulf region. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : May 11, 2005

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

About The Ascott Group

The Ascott Group is a leading international serviced residence company with over 14,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok.

The group has also won the 2004 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards; and 'Best Annual Report' and 'Best Operating & Financial Review' awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 88 cities in 30 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- end -

CapitaLand

News Release

11 May 2005
For Immediate Release

CapitaLand establishes first Shari'ah compliant property joint venture with Bahrain-based Arcapita

US$300 million (S$480 million) to invest in Japanese rental apartments

Singapore, 11 May 2005 – CapitaLand Group's subsidiary, CapitaLand Financial ("CFL"), has entered into a joint venture with an entity sponsored by Bahrain investment banking group, Arcapita Bank B.S.C.(c) ("Arcapita"), to form a Shari'ah compliant property vehicle which will invest in a portfolio of rental apartment buildings in the key cities of Japan. Under this joint venture agreement, the Arcapita group will hold a 70% stake, while CapitaLand Group will take an 18.9% stake as well as provide asset management services. GPH Investments Pte Ltd, a wholly-owned subsidiary of Goodwood Park Hotel Ltd, will take indirectly the remaining 11.1% stake. The asset portfolio size for the joint venture is targeted to reach US$300 million (S$480 million) within the next eighteen months.

This is CapitaLand's first Shari'ah compliant joint venture. It will cater to the growing demand amongst institutional investors and high net worth individuals from the Middle East for Asian-based investment opportunities. By entering into this joint venture with CapitaLand, Arcapita is leveraging on CapitaLand's expertise in asset management and real estate investments in Asia to provide its client base with a real estate investment featuring an attractive risk/reward profile, and to add geographic diversity to its existing stable of property investments in the US, Europe and the Middle East. For CapitaLand, this joint venture enables the Group to tap into Arcapita's pool of high net worth individuals and institutional investors in the Arabian Gulf region, and to establish a strategic relationship with one of the leading Islamic financial institutions.

The joint venture intends to capitalise on the strong demand for mid-market rental apartments in the key cities of Japan including Tokyo, Osaka, Nagoya and Fukuoka. The anticipated high and recurrent income stream is underpinned by the traditionally stable mid-range rental apartment market segment which caters to the local population. The major cities in Japan are expected to grow at a faster rate than other areas of the country

due to greater urbanisation, increase in single-person households, and more smaller family units. This growth momentum will translate into higher housing demand, both for rental and for sale.

The joint venture has identified three rental apartment properties in Japan worth a total of JPY 4.5 billion (S$70 million) as seed investments. The properties, namely Fujimi Duplex Riz in Tokyo (22 units), College Court in Fukuoka (112 units) and The Grand View Osaka (57 units), will be acquired by the joint venture in July 2005. The three properties are conveniently located near major subway or railway stations.

Mr Asim Zafar, Executive Director, Real Estate and Asset Based Investments for Arcapita, said: "This joint venture reflects our confidence in CapitaLand, Asia's premier property market player with a proven track record. We share CapitaLand's optimism towards the Japanese property market, in particular the growth opportunities in the mid-range rental apartment market segment. This joint venture fits into our strategic plan to provide our investors with innovative and value-creating investment opportunities all over the world, including in Asia's dynamic real estate market sectors."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "CapitaLand is privileged to partner with Arcapita, a leading Islamic private equity firm. This strategic partnership is a milestone for CapitaLand, as it is our first Shari'ah compliant joint venture which meets the growing demands of investors in the Middle East. The global Islamic financial market, currently estimated to be worth up to US$300 billion (S$480 billion), will now be another important source of international funds for the CapitaLand Group, augmenting our present fund flows from the US, UK and Europe. Looking ahead, CapitaLand is targeting to launch another US$500 million worth of Islamic compliant investment products within the next two years."

CapitaLand Group sees tremendous growth potential in the Islamic finance market, which has been growing at 15% per annum in recent years. Currently, only 20% of the Muslim population in the Gulf Cooperation Council ("GCC") has traditionally bought Islamic products. This is due primarily to the lack of well-structured Shari'ah compliant products. With heightened global demand for and creation of new Islamic financial products, the total market size may potentially exceed US$1 trillion within the next decade. CapitaLand is therefore proud to facilitate the creation of new Shari'ah compliant products.

Over the past few years, the CapitaLand Group has been active in the Asia-Pacific property fund business. With this joint venture, CapitaLand is on target to double its assets under management to S$13 billion in the next three years, up from the current S$6.25 billion. Looking ahead, the Group sees opportunities to expand its offering of property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2005. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

About Arcapita

Founded in 1997, Arcapita Bank B.S.C.(c) (Arcapita) is headquartered in Bahrain with offices in Atlanta and London, and is approximately 88.9% owned by over 180 prominent individuals and institutions mostly from the Arabian Gulf region, with the remaining 11.1% owned by Arcapita's management.

Arcapita has a balance sheet footing of US$1.2 billion and an equity capital base in excess of US$300 million. Arcapita has completed 37 transactions with a total value of approximately US$8.0 billion in its three lines of business: (1) corporate investment, (2) real estate and (3) asset-based investments.

Arcapita has invested in the US, Europe and the Middle East, and is focused on expanding its capability to cover Asia as well, as part of its long term strategy to become a global provider of innovative Shari'ah compliant investment products. Arcapita creates equity-based investments in its three lines of business, and works to create strategic and long-term relationships with the management of investee companies and with joint venture partners.

For more information please visit www.arcapita.com.

About CapitaLand Financial

CapitaLand Financial Limited (CFL) is a leading provider of boutique financial services for real estate related investments in Asia. The company is the real estate financial services arm of publicly listed property group, CapitaLand. Its unique platform combines CapitaLand's global real estate domain knowledge with in-depth financial expertise to unlock and enhance the potential of real estate assets, for property owners and investors alike. CFL's wholly-owned subsidiary, CapitaLand Financial Services Limited, is the first property related

company to be granted a Capital Markets Services License under the Securities and Futures Act (Cap 289) for the regulated activities of dealing in securities and advising on corporate finance by the Monetary Authority of Singapore.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

In Japan, the Group has also been active in the retail, residential, office and hospitality sectors. Its first residential project, Parkhouse Yoyogi-Uehara, Tokyo had been sold out within two months of launch in 2000. In 2001, it invested in a prime office building, Shinjuku Square Tower, Tokyo. Three years later, the building was divested at a profit. Today, Raffles Holdings, its hotel arm, manages 548 guest rooms and luxury suites and The Ascott Group, its serviced residence arm has 336 serviced residence and corporate leasing units in the country. In April 2004, CapitaLand closed a JPY44.13 billion CapitaRetail Japan Fund which invests in income-producing retail properties in Japan. With debt financing, the asset size could potentially grow to JPY 147 billion (S$2.3 billion) within the next three years. The CapitaRetail Japan Fund currently owns two suburban malls — Izumiya Hirakata, Osaka Prefecture and La Park Mizue, Tokyo — comprising a total portfolio size of S$200 million.

For more information, please visit www.capitaland.com

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **11 May 2005**

Media Contact
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

ARCAPITA

CapitaLand

Overview of the Joint Venture

Joint Venture Agreement

CapitaLand Fund Management Ltd[1] (30% stake) **&** **ARCResidential Japan Investment Ltd**[2] (70% stake)

- Invest in income-producing rental apartments in key cities of Japan
- Target US$300 million (S$480 million) investment within 18 months
- CapitaLand to undertake investment & asset management for the JV under Shari'ah compliant guidelines
- For the next 12 months on similar property types
  - CapitaLand to deal exclusively with Arcapita for Middle Eastern investors
  - Arcapita to deal exclusively with CapitaLand in Asia

[1] Wholly-owned subsidiary of CapitaLand Financial Limited

[2] Indirect wholly-owned subsidiary of Arcapita Bank B.S.C.

CapitaLand

Shari'ah Compliance For The JV

Unacceptable Tenants

- Primary business in production, packaging, storage, sale & distribution of pork products, pornography or gambling products
- Primary business as a bank or insurance company

Acceptable Accounts

- Large cash deposits (non-operating accounts) must be held in Islamically-acceptable profit earning investment accounts

CapitaLand

Arcapita

- Founded in Y1997 in Bahrain (formerly known as "First Islamic Investment Bank")
  - To structure Shari'ah compliant private equity investments
  - Bridge investors in Gulf Region with international investment opportunities
- Close to US$8 billion (S$13 billion) invested in >30 transactions in North America, Europe and the Middle East. This JV will be first in Asia.
- Financed by
  - >1,000 high networth individuals & institutional investors in Gulf Region
  - Close to 50 international financial institutions & banks

ARCAPITA

CapitaLand

Arcapita

- Main business lines include:
  - Corporate investments
  - Asset based investments
  - Real estate investments
- As at end Y2004, total assets US$1.2 billion (S$2 billion), net income US$70million (S$110 million)
- Awards include "Best Islamic Private Equity House" in Y2004 by *Euromoney*

ARCAPITA

CapitaLand

Arcapita's Partnerships

Current Partnerships in Real Estate Investments

First Multifamily
USD 107.3 million
Financing: Freddie Mac
April 2000

Second Multifamily
USD 143.7 million
Financing: Freddie Mac
June 2000

First Prologis
USD 242.6 million
Financing: Allstate
April 2001

Second Prologis
USD 215.4 million
Allstate & Cigna
June 2001

Third Prologis
USD 145.5 million
Financing: Cigna
September 2001

First Sunrise
USD 203.4 million
Fannie Mae & GMAC
March 2002

Arcapita Euro
EUR 671.0 million
Aareal Bank & RBS
Nov-02 & Jun-04

Second Sunrise
USD 222.4 million
Financing: Prudential
November 2002

Sunrise UK
GBP 65.0 million
Bank of Scotland
May 2003

Vicarage Gate
GBP 39.5 million
ING BHF Bank
May 2003

First Shurgard
EUR 231.9 million
5-Bank Syndicate
June 2003

Third Sunrise
USD 417.4 million
Financing: various
September 2003

Second Shurgard
EUR 234.7 million
4-Bank Syndicate
July 2004

Victory Heights
USD 500.0 million
Financing: HSBC
July 2004

Florida Condominiums
USD 182.0 million
Financing: Lehman
September 2004

Riffa Golf Residential
USD 300.0 million
November 2004

CapitaLand

82 - 4507

Partnership Model

- Alignment of interests between Arcapita & CapitaLand as investors
- Synergy in capabilities – Arcapita on capital raising & CapitaLand on investment/asset management services



Gulf investors
Arcapita
70%
CapitaLand
30%
[redacted]
CapitaLand
Investment & Asset management services
Rental Apartment Properties
Japan
CapitaLand Residential Limited (18.9%)
Goodwood Park Hotel Limited (11.1%)

CapitaLand

Seed Investments

Initial batch of 3 properties

(Portfolio value of ¥4.5b (S$70 million) or about 15% of total targeted investments)

- Fujimi Duplex Riz, Tokyo (22 units)
- College Court, Fukuoka (112 units)
- The Grandview, Osaka (57 units)


Tokyo

CapitaLand

Partnership Benefits

- Allows CapitaLand to have immediate access to a new & deep source of funds from the Gulf region through a strong partner
- Allows CapitaLand to develop expertise in a new product line – Shari'ah Compliant products
- Take advantage of Japan's high yield RE investment environment & improving economy
- Opportunity to set-up listed REIT in the future

CapitaLand

Why Rental Apartment Market?


Japan Urbanization
Person (millions)
Percent (%)
1,050
1,020
990
960
930
83%
82%
81%
80%
79%
78%
77%
76%
970
1,009
1,021
997
78%
79%
81%
82%
1993
2003
2013
2023
Persons living in urban area (LHS)
Urban Population % Total Population (RHS)

Source: Asian Demographics

CapitaLand

Apartments Getting More Popular

Japan

Dwelling Types, 1958-2003



Dwellings Percentage (%)
100%
80%
60%
40%
20%
0%
1958
1963
1968
1973
1978
1983
1988
1993
1998
2003
1% 6% 17% 77%
0% 15% 72%
0% 15% 67%
0% 12% 65%
1% 10% 65%
1% 8% 64%
1% 30% 7% 62%
0% 35% 5% 59%
1% 38% 4% 58%
0% 40% 3% 57%
House
Town House
Apartment/Flat
Others

Source : Japan Statistic Year Book 2005, Japan Housing and Land Survey 2003; UrbisJHD

CapitaLand

82 - 4507

Relatively Low Home Ownership

Japan 14 Major Cities
Home Ownership, 2003

City	Home Ownership (%)
Chiba	59.0%
Kobe	56.3%
Yokohama	56.2%
Saitama	56.2%
Kitakyushu	53.3%
Kyoto	52.8%
Hiroshima	50.1%
Sapporo	48.2%
Sendai	46.8%
Nagoya	45.5%
Kawasaki	43.8%
Tokyo	43.7%
Osaka	41.0%
Fukuoka	38.3%

Source : Housing and Land Survey 2003; UrbisJHD

CapitaLand

Thank You

CAPITALAND LIMITED (REGN. NO.: 198900036N)

COMPLETION OF DIVESTMENT OF SHARES IN PREMAS INTERNATIONAL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that the sale and purchase agreement ("S&P Agreement") entered into by CapitaLand and CapitaLand Property Services Holdings Pte Ltd with United Group Limited on 29 April 2005 has been completed today. Following the completion of the S&P Agreement, PREMAS International Limited has ceased to be a subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
12 May 2005

THE ASCOTT GROUP LIMITED
(Regn. No. 197900881N)

ANNOUNCEMENT

NEW INDIRECT ASSOCIATED COMPANY
- SOMERSET SALCEDO MAKATI, INC.

The Ascott Group Limited (the "Company") wishes to announce that its indirect wholly owned subsidiary in the Philippines, Ascott Hospitality Holdings Philippines, Inc. ("AHHPI"), has subscribed for 200,000 shares of Php1 each (the "Shares") representing 40% of the issued and paid-up capital of Somerset Salcedo Makati, Inc. ("SSM"). The balance 60% is held by Becomax Property and Development Corporation ("Becomax").

SSM is a joint venture company established by AHHPI and Becomax for the purpose of operating the serviced residence, Somerset Salcedo, Makati. Following the subscription for the Shares, SSM is now an indirect associated company of the Company.

SSM has an authorised share capital Php2,000,000 divided into 2,000,000 shares of Php1 each and an issued and paid up share capital of Php500,000 divided into 500,000 stock of Php1 each.

The above investment is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

By Order of the Board
Shan Tjio
Company Secretary
12 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, BEIJING XIN JIN CHENG PROPERTY MANAGEMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary established in the People's Republic of China:-

Name	:	Beijing Xin Jin Cheng Property Management Co., Ltd. ("Xin Jin Cheng")
Principal Activity	:	Property Management
Registered Capital	:	US$33,400,000

Xin Jin Cheng is wholly owned by Hua Lei Holdings Pte. Ltd., itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
12 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

CESSATION OF CL MOORGATE LIMITED AS A SUBSIDIARY

CapitaLand Limited ("CapitaLand") wishes to announce that CL Moorgate Limited ("CLML"), a company incorporated in England, has on 12 May 2005 ceased to be an indirect wholly-owned subsidiary of CapitaLand arising from the sale of the entire issued share capital of CLML (the "Sale") by CapitaLand UK Holdings Limited ("CUK"), another indirect wholly-owned subsidiary of CapitaLand. The Sale was completed on 12 May 2005.

The net consideration for the Sale was approximately £0.23 million (S$0.72 million) ("Consideration"). The Consideration, paid on 12 May 2005, was arrived at on a willing-buyer and willing-seller basis, taking into account, amongst other factors, the agreed market value of £45.72 million (S$141.81 million) for the property known as 19-31 Moorgate, London EC2, England (the "Property"), loans of £22.63 million (S$70.19 million) owing by CLML to a related company of CUK, and CLML's negative net tangible asset value of approximately £0.17 million (S$0.53 million) as at 11 May 2005.

The Property is held by Moorgate Investment Partnership, a limited partnership in England and Wales, in which CLML held a 50% share.

CapitaLand expects a gain of approximately S$4 million to be recorded for this transaction.

This transaction is not expected to have any material impact on the net tangible assets per share and the earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

None of the Directors and Controlling Shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL (BJ1) HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand') wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand Retail (BJ1) Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CapitaLand Retail (BJ1) Holdings Pte. Ltd. is a wholly-owned subsidiary of CapitaLand Retail Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 May 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

PARTICIPATION AGREEMENTS ENTERED INTO BY CAPITALAND RETAIL (BJ1) HOLDINGS PTE. LTD. AND ROCHOR INVESTMENT LTD, AS PARTICIPANTS AND OVERSEA-CHINESE BANKING CORPORATION LIMITED AND THE GREAT EASTERN LIFE ASSURANCE COMPANY LIMITED, AS GRANTORS

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail (BJ1) Holdings Pte. Ltd. ("CapitaLand Retail BJ1"), together with Rochor Investment Ltd (an equal joint venture between Keppel Land Limited and Asia No 1 Property Fund Limited, a private real estate fund managed jointly by Henderson Global Investors (Singapore) Limited and Alpha Investment Partners Limited) (together, the "Participants") had on 13 May 2005 entered into a participation agreement (the "Participation Agreements") with each of Oversea-Chinese Banking Corporation Limited ("OCBC") and The Great Eastern Life Assurance Company Limited (together, the "Grantors"), as grantors pursuant to which the Participants will jointly acquire all of the Grantors' rights, title and interest as lenders in a facility agreement (the "Facility Agreement") dated 11 July 1996 made between the borrower, the Grantors, as lender, and OCBC as agent for the said lenders and the credit documents entered into pursuant to the Facility Agreement including the security granted in connection therewith (the "Participation"). The facility under the Facility Agreement is secured by, *inter alia*, a share charge (the "Share Charge") over 69,576,000 ordinary shares of S$1 each in the issued share capital of Bugis City Holdings Pte Ltd ("BCH"), constituting 39% of the issued share capital of BCH.

Pursuant to the Participation Agreements, CapitaLand Retail BJ1 will acquire 50% of the Participation, and consequently, an economic interest of 19.5% in the issued share capital of BCH through the Share Charge.

BCH owns 80%, 75% and 90% of the issued and paid-up share capital of BCH Retail Investment Pte Ltd ("BCH Retail"), BCH Office Investment Pte Ltd ("BCH Office") and BCH Hotel Investment Pte Ltd ("BCH Hotel") respectively. The BCH group of companies owns Bugis Junction, a mixed development comprising retail, office and hotel components.

CapitaLand currently holds a 30% stake in the issued and paid-up share capital of BCH through its indirect wholly-owned subsidiaries Victoria City Pte Ltd and Seiyo Investment (S) Pte Ltd ("Seiyo Investment"). It also owns 20% and 25% of the issued and paid-up share capital of BCH Retail and BCH Office respectively through Seiyo Investment. With the Participation, CapitaLand's interests (including the economic interests held by CapitaLand Retail BJ1) in BCH will be 49.5%, and the interests (including the economic interests held by CapitaLand Retail BJ1) in BCH Retail, BCH Office and BCH Hotel will be increased to 59.6%, 62.1% and 44.6% respectively.

CapitaLand Retail BJ1's Participation is for a cash consideration of S$78.5 million ("Consideration"), which was arrived at on a willing buyer willing seller basis, taking into account, amongst other factors, (i) the adjusted net tangible assets value of the 19.5% interest in the issued share capital of BCH of approximately S$54.1 million; and (ii) shareholders loans amounting to S$24.4 million owing by BCH Retail, BCH Office and BCH Hotel to the Grantors.

The Participation was completed concurrently on 13 May 2005 and the Consideration was fully satisfied in cash.

Based on the audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2004 (being the latest available audited consolidated financial statements of CapitaLand):

(i) assuming that CapitaLand Retail BJ1's Participation had been effected on 1 January 2004, the financial impact on CapitaLand Group's earnings per share is not significant; and

(ii) assuming that CapitaLand Retail BJ1's Participation had been effected on 31 December 2004, the financial impact on CapitaLand Group's net tangible assets per share is also not significant.

Temasek Holdings (Private) Limited is the controlling shareholder of CapitaLand and Keppel Land Limited. CapitaLand Retail BJ1 is an indirect wholly-owned subsidiary of CapitaLand, while Rochor Investment Ltd is an associated company of Keppel Land Limited. Save for the above, none of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Participation.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 May 2005

For Immediate Release
13 May 2005

JOINT NEWS RELEASE

CapitaLand and Keppel Land jointly sign agreements for participation in an increased interest in Bugis Junction

Singapore, 13 May 2005 – CapitaLand Limited (CapitaLand) and Keppel Land Limited (Keppel Land) have, through participation agreements, jointly acquired, *inter alia*, a combined 39 percent economic interest in the share capital of Bugis City Holdings Pte Ltd (BCH) held by Oversea-Chinese Banking Corporation Limited (OCBC) and The Great Eastern Life Assurance Company Limited (GE) for S$157.0 million in cash. The BCH group of companies owns Bugis Junction, a mixed development comprising retail, office and hotel components.

The transaction was made through CapitaLand Retail (BJ1) Holdings Pte. Ltd. (an indirectly wholly-owned subsidiary of CapitaLand) and Rochor Investment Ltd (an equal joint venture between Keppel Land and Asia No. 1 Property Fund Limited, a private real estate fund managed jointly by Henderson Global Investors (Singapore) Limited and Alpha Investment Partners Limited), which entered into a participation agreement with each of OCBC and GE to acquire their respective rights, title and interest as lenders under a facility agreement made between the borrower, OCBC and GE (together as lenders), and OCBC (as agent for the lenders) and the credit documents executed in connection therewith. Following the participation, CapitaLand Retail (BJ1) Holdings Pte. Ltd. and Rochor Investment Ltd will jointly acquire an economic interest of 39 percent in the issued and paid-up share capital of BCH, with each of the aforesaid parties taking an economic interest of 19.5 percent in BCH.

BCH owns 80 percent, 75 percent and 90 percent stake in BCH Retail Investment Pte Ltd (BCH Retail), BCH Office Investment Pte Ltd (BCH Office) and BCH Hotel Investment Pte Ltd (BCH Hotel) respectively. BCH Retail, BCH Office and BCH Hotel own the retail, office and hotel assets respectively of the BCH group of companies.

CapitaLand currently holds a 30 percent stake in BCH through its indirect wholly-owned subsidiaries Victoria City Pte Ltd and Seiyo Investment (S) Pte Ltd, and a direct stake of 20 percent in BCH Retail and 25 percent in BCH Office through Seiyo Investment (S) Pte Ltd. With the participation, CapitaLand's interest (including the aforesaid economic interests) in BCH will increase to 49.5 percent, and the interests (including the aforesaid economic interests) in BCH Retail, BCH Office and BCH Hotel will be increased to 59.6 percent, 62.1 percent and 44.6 percent respectively.

Keppel Land currently holds a direct 31 percent equity interest in BCH. With the participation, Keppel Land's interest (including the aforesaid economic interests) in BCH will increase to 41.7 percent, while Asia No. 1 Property Fund Limited will have an effective interest of 9.75 percent in BCH.

Mr Kee Teck Koon, Vice Chairman of CapitaLand Commercial and Integrated Development Limited and CapitaLand Retail Limited, said, "The acquisition marks an important step in CapitaLand's strategy to enhance asset productivity. Together with our partners, we will actively explore opportunities to boost value creation at the property level and for the eventual monetisation of the asset via a sale into a listed real estate investment trust or private property fund."

Mr Tan Swee Yiow, Director, Singapore, Keppel Land, said, "With this joint participation, the shareholders are in a closer position to achieving the goal of unlocking value in Bugis Junction."

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans more than 80 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

CapitaLand is currently Singapore's leading mall manager with 10 malls under management in the suburban and central areas. This includes the five malls owned by Singapore's first real estate investment trust, CapitaMall Trust (CMT), and the three owned by CapitaRetail Singapore (CRS) malls – Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall -- under a securitisation structure. The malls owned by CMT are Plaza Singapura, Tampines Mall,

Junction 8, Funan The IT Mall and IMM. Overseas, CapitaLand Retail owns / manages six retail properties in Japan, China and Malaysia. CapitaLand Group recently secured a pipeline of 28 retail malls in China anchored by Wal-Mart and Beijing Hualian through co-operative agreements with Shenzhen International Trust & Investment Co., Ltd (SZITIC) and Beijing Hualian Group. By end 2005/early 2006, eight retail malls worth S$730 million will be operational, making them ideal assets for a China retail property fund with listing potential.

About Keppel Land

Keppel Land is one of the largest listed property companies by total assets on the Singapore Exchange. Its quality portfolio of premier residential properties, integrated resorts and investment-grade offices are geographically diversified in Asia including Singapore, China, Thailand, Vietnam, India, Indonesia, Hongkong, Japan, South Korea, Malaysia, Philippines, Australia and Myanmar.

Keppel Land is managing the development of One Raffles Quay, an office development of 1.6 million square feet at Singapore's new downtown at Marina South. This is a joint development with Cheung Kong (Holdings) and Hongkong Land. When completed in 2006, One Raffles Quay will be one of the largest office developments in Asia.

Jointly Issued by : **CapitaLand Limited *(Regn. No.: 198900036N)* &**
Keppel Land Limited *(Regn. No.: 189000001G)*

Date : **13 May 2005**

CapitaLand	Keppel Land
Media Contact Julie Ong Communications DID : (65) 68233541 / Mobile : (65) 97340122 Email : julie.ong@capitaland.com.sg	***Media Contact*** Teri Liew Group Corporate Communications Keppel Corporation Limited Mobile : (65) 96864038 Email : teri.liew@kepcorp.com
Analyst Contact Harold Woo Investor Relations DID : (65) 68233210 Email : harold.woo@capitaland.com.sg	***Analyst Contact*** Serena Toh Investor Relations and Research Keppel Land Limited DID : (65) 64337546 Email : stoh@kepland.com.sg

THE ASCOTT GROUP LIMITED

(Regn. No. 197900881N)

ANNOUNCEMENT

CHANGE OF INTEREST IN MEKONG-HACOTA JOINT VENTURE CO LTD

The Board of Directors of the Company wishes to announce that the Company has increased its indirect effective interest in its jointly controlled entity, Mekong-Hacota Joint Venture Co Ltd ("MHJV") from 64% to 69% via the acquisition of an additional 5% interest in MHJV for USD1.2 million (approximately SGD1,976,520), from Minh Kien Construction Co Ltd, a party unrelated to the Company.

The Company's interest in MHJV is held through its indirect wholly owned subsidiary, Ascott Residences Pte Ltd ("ARPL"). Pursuant to the acquisition, MHJV will become an indirect subsidiary of the Company. MHJV owns the serviced residence located at 8A Nguyen Binh Khiem St, District 1, Ho Chi Minh City, Vietnam and known as Somerset Ho Chih Min City.

The consideration, arrived at on a willing buyer-willing seller basis, has been satisfied in cash.

Financial Effects

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

Interests of Director and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Shan Tjio
Company Secretary
13 May 2005

Note : An exchange rate of USD1.00 : SGD1.6471 is used for this announcement.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

KEY MANAGEMENT CHANGES

CapitaLand Limited (the "Company") wishes to announce the following key management changes with effect from 1 July 2005:

(i) Mr Lui Chong Chee will relinquish his position as Chief Financial Officer of the Company and will assume responsibility as Chief Executive Officer of CapitaLand Residential Limited, the residential business unit of the Company.

(ii) Mr Olivier Lim Tse Ghow, currently Deputy Chief Financial Officer, will be appointed as Chief Financial Officer of the Company.

(iii) Mr Tham Kui Seng will relinquish his position as Chief Executive Officer of CapitaLand Residential Limited. He will focus on his role as Chief Corporate Officer and continue with his appointment as Chairman of the Board of Australand Property Group.

The detailed template announcements, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Lui Chong Chee and Mr Olivier Lim, are being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board

Tan Wah Nam
Company Secretary
16 May 2005

CapitaLand

NEWS RELEASE

16 May 2005
For Immediate Release

Management changes at CapitaLand Group

Singapore, 16 May 2005 - CapitaLand announced today key management changes at the CapitaLand Group. With effect from 1 July 2005 Mr Lui Chong Chee, currently the Group Chief Financial Officer (CFO), will take over as CEO CapitaLand Residential. Mr Tham Kui Seng will relinquish his post as CEO CapitaLand Residential and focus on his role as Chief Corporate Officer (CCO) of the Group. Mr Olivier Lim, currently the Deputy Chief Financial Officer, will be the CFO. Mr Tham will continue to be Chairman of Australand's Board.

Dr Richard Hu, Chairman of CapitaLand Group, said, "These periodic management changes are in line with the Group's strategy that within the leadership bench strength there will be succession planning and job rotation even among the CEOs within the CapitaLand Group of companies, and the introduction of new hires and diversity within the company. The Board, senior management and I have made time commitment to ensure that the competency requirements and performance standards of the employees are aligned with, and reflect, our business strategies and goals, as a fast growing transnational corporation in both real estate and hospitality businesses."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, added, "CapitaLand has successfully capitalised on the tremendous business opportunities in Singapore, China, Australia and the new markets, including its mainstay residential business. Lui Chong Chee has a strong understanding of the real estate and hospitality businesses in his position as the Group's Chief Financial Officer over the last three years, and with his previous real estate experiences while in Citibank. He will bring fresh perspective to the challenges of the growing residential business in Singapore, China, Australia and the new markets.

"Taking over his post as CFO is Olivier Lim. Currently as Deputy CFO, and with his past banking expertise including his role as MD Real Estate Corporate Banking for Citigroup/Citibank, Olivier has the capability and the confidence of the management to perform his duties as the Group's CFO.

"At the same time, as the Group expands geographically and in terms of its scope of services, there is a need for more focused attention to areas like organisational development, strategic planning and human resource development. Tham Kui Seng will strengthen these strategic areas in his position as CCO to support our continued growth path."

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans more than 80 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited *(Regn. No.: 198900036N)***
Date : **16 May 2005**

Media Contact	*Analyst Contact*
Basskaran Nair Communications DID : (65) 68233554 Email : basskaran.nair@capitaland.com.sg	Harold Woo Investor Relations DID : (65) 68233210 Email : harold.woo@capitaland.com.sg

CapitaLand

HWA HONG CORPORATION LIMITED

For immediate release
19 May 2005

NEWS RELEASE

RiverGate to be officially launched this weekend

65% of 210 units released for preview sales have been sold

Singapore, 19 May 2005 – CapitaLand and Hwa Hong Corporation will officially launch the 545-unit RiverGate residential development (汇锦园) this Saturday, 21 May 2005. The freehold development, located along the Singapore River at Martin Road, is priced at an average of S$1,080 per square foot.

To-date, about 65% of the 210 units released for preview sales have been sold. The purchasers include Ferrell Premier Real Estate Investment Fund, high net-worth investors, and local and foreign homebuyers. Ferrell Premier Real Estate Investment Fund, an international fund managed by Ferrell Asset Management Limited, had earlier bought 80 units for a total of S$146 million.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We are very pleased with the current strong response to RiverGate. Our feedback from these investors and homebuyers is that this is a rare freehold riverfront home along the historic Singapore River. Its location is excellent, within minutes from Orchard Road and Singapore's central business district. They are also attracted by the RiverGate's cutting-edge design features. An additional 160 new units will be released this weekend, and we are expecting high buyer interest."

Mr Ong Choo Eng, Group Managing Director of Hwa Hong Corporation, said: "RiverGate is a stunning development that appeals to both discerning investors and homebuyers as it offers a rare opportunity to own a home in a landmark project. The development is also well-positioned to offer attractive upside potential."

RiverGate is the first residential project in Singapore to be accorded landmark status by the Urban Redevelopment Authority. The 'landmark' status is accorded only to buildings that are strategically located and that have demonstrated cutting-edge architectural design. RiverGate has been recognised for its bold architectural design featuring verdant multi-storey sky gardens, and lush green vista that seamlessly integrates with the Singapore River promenade.

The development is located in Robertson Quay, a neighbourhood with a bustling mix of apartments, offices, dining and entertainment facilities. It has three blocks of 43 storeys, each standing majestically amid the urban landscape. The buildings in the vicinity are primarily 10 storeys in height. The majority of RiverGate's apartments will enjoy views of the river, while the higher floors enjoy good views of the business district. Buyers have a choice of two- to four-bedroom unit types and there will be 12 penthouses. The unit sizes are from 1,000 sq ft to 4,000 sq ft.

RiverGate offers a range of leisure and fitness facilities, including swimming pools, tennis courts, gymnasium, basketball court, Jacuzzi, and clubhouse. It is also within minutes from the trendy dining and shopping amenities in the Orchard Road area. Temporary Occupation Permit for RiverGate is expected to be obtained in 2009.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans more than 80 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia. Please visit www.capitaland.com for more details.

About Hwa Hong Corporation Limited

Hwa Hong Corporation Limited ("Hwa Hong") was incorporated on 29 December 1952 and admitted to the Official List of the Singapore Exchange Limited on 26 July 1979. The principal activity of Hwa Hong is that of an investment holding company and the group is primarily engaged in real estate investment and development, general insurance, manufacturing and trading. Hwa Hong's key geographical markets are in South East Asia, United Kingdom, Australia and the People's Republic of China.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Hwa Hong Corporation Limited *(Co. Regn: 195200130C)*
Date: 19 May 2005

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

APPOINTMENT OF ADDITIONAL DIRECTORS

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the appointments of MG Lim Kim Choon and Mr. Stephen Pan Yue-Kuo as additional Directors of the Company with effect from 19 May 2005.

Following the aforementioned appointments, the Board of Directors of the Company will comprise the following members :-

1) Mr. Lim Chin Beng, Chairman
2) Mr. Liew Mun Leong, Deputy Chairman
3) Mr. Ong Ah Luan Cameron, Managing Director and Chief Executive Officer
4) Mr. S Chandra Das
5) Mr. Goh Hup Jin
6) Mr. Richard Edward Hale
7) Mr. Kee Teck Koon
8) Mr. Lim Jit Poh
9) MG Lim Kim Choon
10) Mr. Stephen Pan Yue-Kuo
11) Mr. Wong Chin Huat, David
12) Mr. Lui Chong Chee (Alternate director to Mr. Liew Mun Leong)

The detailed template announcements, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of MG Lim and Mr. Stephen Pan are being released separately to the Singapore Exchange Securities Trading Limited.

By order of the Board
Shan Tjio
Company Secretary
19 May 2005